Arls
P.E. 12/29/01

Liz Claiborne Inc. is ... NY · Claiborne · Claiborne Accessories ... nts · Claiborne Formalwear · Claiborne ... eckwear · Claiborne Optics · Claiborne ... borne Sunglasses · Claiborne Tailored ... se Fashion Accessories · Crazy Horse Handbags · Crazy Horse Jewelry · Crazy Horse Optics · Crazy Horse Outerwear · Crazy Horse Shoes · Crazy Horse Sunglasses · Crazy Horse Swimwear · Crazy Horse Woman · Crazy Horse Men · Crazy Horse Men's Neckwear · Crazy Horse Men's Outerwear · Crazy Horse Men's Sunglasses Curve · Dana Buchman · Dana Buchman Woman · DKNY Active · DKNY Jeans · Elisabeth · Elisabeth Dresses · Elisabeth Outerwear · Elisabeth Sleepwear · Elisabeth Swimwear · Emma James · Emma James Woman · First Issue · First Issue Fashion Accessories · First Issue Handbags · First Issue Jewelry First Issue Optics · First Issue Outerwear · First Issue Shoes · First Issue Sunglasses · First Issue Woman · Kenneth Cole New York · Kenneth Cole New York Belts · Kenneth Cole New York Socks · Laundry by Shelli Segal Liz Claiborne Casual · Liz Claiborne Collection · Liz Claiborne Cosmetics Liz Claiborne Dresses · Liz Claiborne Fashion Accessories · Liz Claiborne Handbags · Liz Claiborne Intimates · Liz Claiborne Jewelry · Liz Claiborne Kids Liz Claiborne Optics · Liz Cl... ...r · Liz Claiborne Petites · Liz Claiborne Shoes · Liz Claib... Liz Claiborne Slippers · Liz Claiborne Sunglasses · Liz C... ...ear · Liz Claiborne Woman Lizgolf · Lucky Brand Bathing... ...d Dungarees · Lucky Brand Leather · Lucky You Fragranc... ...rvella · Baby Mexx · Mexx Bags · Mexx Beach · Mexx ... ...x Body · Mexx Boys & Girls Mexx Eyes · Mexx Fragrance · Mexx Jewels · Mexx Men · Mexx Shoes Mexx Socks · Mexx Sport · Mexx Time · Mexx Women · Mini Mexx · Mini Mexx Home · XX by Mexx · Monet · Monet 2 · Reaction Kenneth Cole · Russ Russ Woman · Sigrid Olsen · Sigrid Olsen Sport · Sigrid Olsen Woman SO Blue · Trifari · Unlisted · Villager · Villager Fashion Accessories · Villager Handbags · Villager Home · Villager Jewelry · Villager Shoes · Villager Sleepwear Villager Sunglasses · Villager Swimwear · Villager Woman...**and much more.**

Liz Claiborne Kids



With 26 brands and over 26,000 points of sale, we can better manage a challenging retail environment, offering compelling style and superior value wherever and whenever consumers choose to shop.

Liz Claiborne Inc. designs and markets an extensive range of fashion apparel and accessories appropriate to wearing occasions ranging from casual to dressy. Although they offer a wide array of styles, all Liz Claiborne Inc. brands share the common characteristics of innovative fashion and exceptionally high quality and value. Products are manufactured to the Company's specifications in the United States and abroad and are marketed through leading department and specialty stores and other channels in the United States, Canada, Europe, Asia, and Central and South America.

All dollar amounts in thousands except per common share data	2001	2000	1999	1998	1997
NET SALES	$ 3,448,522	$ 3,104,141	$ 2,806,548	$ 2,535,268	$ 2,412,601
GROSS PROFIT	1,427,250	1,233,872	1,097,582	997,102	969,658
NET INCOME	192,057**	184,595**	192,442	169,377**	184,644
WORKING CAPITAL	658,712	552,672	506,298	711,942	729,763
TOTAL ASSETS	1,951,255	1,512,159	1,411,801	1,392,791	1,305,285
STOCKHOLDERS' EQUITY	1,056,161	834,285	902,169	981,110	921,627
PER COMMON SHARE DATA*:					
Basic Earnings	1.85**	1.73**	1.56	1.29**	1.33
Diluted Earnings	1.83**	1.72**	1.56	1.29**	1.32
Book Value at Year End	10.04	8.15	7.95	7.67	6.97
Dividends Paid	0.23	0.23	0.23	0.23	0.23
BASIC SHARES OUTSTANDING*	103,993,824	106,813,198	123,046,930	131,005,704	139,238,334
DILUTED SHARES OUTSTANDING*	105,051,035	107,494,886	123,439,182	131,693,552	140,382,230



97 2,413
98 2,535
99 2,807
00 3,104
01 3,449

NET SALES (in millions of $)



97 1.32
98 1.42
99 1.56
00 1.79
01 1.92

DILUTED EARNINGS PER SHARE* (before restructuring charges and special investment gain)



97 619
98 769
99 1,078
00 1,350
01 1,376

CASH TO STOCKHOLDERS*** (in millions of $)

cumulative



97 199
98 306
99 404
00 492
01 599

ASSET INVESTMENT**** (in millions of $)

cumulative

* Adjusted for a two-for-one stock split in the form of a 100% stock dividend payable on January 16, 2001 to shareholders of record as of December 31, 2001.

** Includes the after tax effects of a restructuring charge of $9,632 ($15,050 pretax) or $.09 per common share in 2001, restructuring charges of $13,466 ($21,041 pretax) or $.13 per common share and a special investment gain of $5,606 ($8,760 pretax) or $.05 per common share in 2000 and a restructuring charge of $17,100 ($27,000 pretax) or $.13 per common share in 1998.

*** Includes share purchases and dividends.

**** Includes capital expenditures and in-store merchandise shops.



Liz Claiborne Casual

Paul R. Charron

Chairman of the Board and Chief Executive Officer



DEAR STOCKHOLDERS, ASSOCIATES, BUSINESS PARTNERS AND FRIENDS:

In the wake of a particularly challenging year, I feel fortunate to be able to report that our Company performed well in 2001.

This success is a direct reflection of the character and skill of our management team, our associates and our supplier partners. All pulled together as never before in the days after September 11th. All reached out quickly to help each other, and others in need, making extraordinary efforts to keep our business healthy.

Thanks to this hard work, coupled with the inherent soundness of our strategies, the year-end marked twenty-four consecutive quarters of sales growth and twenty-eight consecutive quarters of growth in earnings-per-share. For the full year 2001, sales were up 11.1 percent and diluted earnings-per-share (excluding the impact of a pre-tax restructuring charge in 2001 and pre-tax restructuring charges and pre-tax investment gains in 2000) increased 7.3 percent over those in the comparable 2000 period.

We are especially pleased by these results. The U.S. economy officially entered into recession in March 2001, thereby confirming what those of us doing business in a particularly demanding environment had known for some time. 2001 was a year during which an overabundance of merchandise and increasingly value-sensitive consumers put extraordinary pressure on margins. Moreover, intense competition from both national brands and store brands made the ongoing battle for market share that much tougher. Nevertheless, our Company achieved record results. This can be attributed to many factors.

Strategic Precision

For the most part, we executed our strategies with precision, focusing on core competencies in design, sourcing and brand management, while extending the power of technology throughout the Company. We monitored key performance indicators aggressively, using enhanced supply/demand balancing technology to keep our inventories in check. Efforts to identify and then extend best practices within our collaborative culture enabled us to both address expense cutting opportunities and increase productivity.

More than any other single factor, our multi-brand portfolio and multi-channel distribution strategies enabled us to succeed under the challenging circumstances of 2001. This ability to successfully manage diversity is, we feel, a real strength.

Our current portfolio of 26 brands spans most apparel and non-apparel categories, reaching consumers regardless of age, gender, size, attitude, shopping or value preference. Our products run the full fashion gamut, from classic and traditional to modern and contemporary, for every wearing occasion.

Our multi-channel distribution strategy makes the brands of Liz Claiborne Inc. available at over 26,000 different retail locations throughout the world, including virtually all upscale, mainstream, promotional and chain department stores, our own specialty and outlet stores and E-commerce sites for Elisabeth, Lucky Brand and Mexx.

Consistent Execution

Yet even the most thoughtfully conceived strategies depend upon successful implementation, and the results show that our execution was skillful and consistent. We continued to strengthen and diversify our brand portfolio, sustaining our core department store business while, at the same time, developing other retail distribution channels. Pretty much across the board, the products we offered in 2001 were improved and more responsive to consumer needs than were those of the year before. We realized important benefits from our B2B Internet initiatives and broadened our use of inventory management technology. We extended our common systems platform to recent acquisitions. Our manufacturing, logistics and distribution operations sourced products advantageously and shipped them consistently, relying on our substantial investments in technology. While the days and weeks following the events of September 11th severely tested the capabilities of our supply chain to flow product on a timely basis, our teams performed flawlessly with all products delivered within required parameters.

International Growth

For us, consistent execution of a winning strategy includes identifying acquisitions which support our diversification goals. Mexx Group, acquired in the second quarter of 2001, enabled us to dramatically expand our international presence (taking international sales on a pro-forma basis to 17 percent of our Company's total, as opposed to only 7 percent without the transaction). The Mexx transaction was immediately accretive. Moreover, we were fortunate to retain an accomplished and committed Mexx management team with philosophies which closely mirror those of Liz Claiborne Inc.

Based in the Netherlands, Mexx designs and markets branded fashion apparel and accessories for modern urbanites, age 20 to 40, enhancing our presence in this important consumer segment. Mexx merchandise is sold in more than 40 countries, including the Asia Pacific region, the Middle East, Canada and especially Europe. As Mexx continues to grow, we expect it will provide long-term opportunities to bring other brands from Liz Claiborne Inc. to Europe and elsewhere around the world, as well as to introduce Mexx products to the U.S. market.

Our Brand Portfolio

While for the first time in our history the Liz Claiborne brand accounts for less than 50 percent of our total wholesale apparel volume, it remains the backbone of our business. During the past year, as consumers looked to classic names as reassuring symbols in an uncertain time, Liz Claiborne branded products more than held their own, with our casual and non-apparel lines, in particular, performing well versus competition. At the same time, it is important that we reach out to consumers with different attitudes toward style and fashion and who cross-shop from one retail channel to another. We accomplish this through a portfolio of compelling brands.

Our ability to reach out to new consumers was enhanced in 2001 by the enterprises we acquired in 1999: Sigrid Olsen, Lucky Brand Dungarees and Laundry by Shelli Segal. While maintaining their distinctiveness, we have integrated and added mass to these promising businesses. Results for Lucky were particularly noteworthy, and this is rapidly becoming a very substantial business. Sold across the retail spectrum, in specialty and department stores, in our own stores and via E-commerce, Lucky Brand illustrates just how well multiple distribution channels can support a compelling brand. In particular, our Lucky Brand specialty stores have been a major success. In addition to the 25 stores opened in 2001, we plan to add another 18 in 2002.

Among our licensed brands, DKNY® Jeans and Kenneth Cole New York showed promise. DKNY® Jeans and Juniors, in particular, had the right product at the right time and benefited from a surge in the popularity of denim. We also license many of our own brands to outside manufacturers who bring specialized skills to categories where we do not have a core competency. This adds substantially to our revenues, extends each brand's presence in the market and allows us to focus on what we do best.

Our Special Markets brands also produced solid results, especially at Kohl's, Mervyn's and J.C. Penney. These brands offer moderately priced fashion to cost-conscious consumers who shop in mass merchants, national chains and department stores. Looking ahead, we are expanding both licensing and internal resources and creating lifestyle offerings around each Special Markets brand to include accessories, jewelry, shoes, fragrance, menswear, home furnishings and other appropriate products.

Paths for Additional Growth

Accessories have long been an important source of growth. In 2001, we made significant strides in tapping the potential inherent in this operating unit. In particular, Liz Claiborne Jewelry, which has outperformed the market for several years, sold very strongly, thanks in part to innovative merchandising and enhanced in-store marketing. And our Monet brand, acquired in 2000, considerably exceeded expectations.

Our Cosmetics division, which showed significant growth in a flat category, is another avenue of potential. Existing brands, including Curve and Lucky You, performed well, while our launch of Mambo, a new fragrance for men and women, was a hit. We will continue to look for ways to expand this business.

Growth in the form of increased productivity will also come from accelerated efforts to capture returns on the investments we have made over the last several years in technology. Whether in design, manufacturing or logistics, technology provides the increased flexibility we need in today's unpredictable world, enabling us to deliver more consumer-responsive products more quickly. Technology-based collaboration with retail partners can enable us to rapidly determine what is and is not selling, then make fast, mid-stream adjustments in response to changing consumer preference. Further, we share our market intelligence broadly throughout the Company, something our collaborative culture has long encouraged, thereby helping us to better capitalize on trends evident across our brand portfolio.

Understanding Our Consumers

We have been able to execute reasonably well across a broad and varied portfolio because we pay especially close attention to the consumer. Unlike most other fashion companies, Liz Claiborne Inc. commits significant resources to statistically valid research each year in order to better understand consumers' lives and changing tastes. The result is commercial fashion, with emphasis on "commercial." Fashion, by definition, is constantly changing but, regardless of the tastes of the moment, our products are eminently saleable and responsive to the lifestyle needs of the intended consumer.

Looking Ahead

While the past year was successful, 2002 brings an element of uncertainty. We are challenged to accomplish even more in a less than robust, highly competitive environment. We expect to improve our performance by precisely executing our growth strategies, by prudently managing inventories to keep them lean, by relentlessly searching for ways to reduce time, cost and complexity and by leveraging technology.

We will continue to strengthen our department store business, in part by seeking to form deeper, technologically enhanced partnerships to unlock additional margin for both ourselves and our partners. We will also increase our penetration of chains and mass merchandisers by evolving our own internal processes to enhance the value of the products we sell in these channels. But above all else, we will continue to pay close attention to the consumer. If our products do not respond to her or his needs, we will not flourish in a world where consumers have an abundance of choices.

A final word about our more than 11,000 associates. None of the success we achieved in 2001 would have been possible without their collective talents and individual contributions. I am especially proud of the people of Liz Claiborne Inc., who continually rise to the occasion with creativity and dedication under the most challenging conditions.

The commitment of this company is to sustained excellence. We believe that our core strategies and competencies will make it possible for us to keep growing in an ever-changing and highly competitive marketplace. While there is uncertainty ahead, and that is always likely to be the case, we will plan thoughtfully and be prepared to act responsively to whatever comes our way. We appreciate your support.

Sincerely,

Paul R. Charron
Chairman of the Board and Chief Executive Officer



Kenneth Cole New York



Liz Claiborne Swimwear

We license many of our own brands to manufacturers with specialized skills, thereby extending each brand's presence in the market and allowing us to focus on what we do best.



Style alone is not enough. Whether for women, men, teens, children or infants, we design our apparel and accessories to be commercially viable... market-right and eminently saleable.

OUR BRANDS

Claiborne
Curve
Dana Buchman
  Woman
Elisabeth
Laundry by Shelli Segal
Liz Claiborne
  Casual
  Collection
  Cosmetics
  Fashion Accessories
  Handbags
  Jewelry
  Lizgolf
  Petites
  Woman
Lucky Brand Dungarees
  Lucky You Fragrance
Mambo
Mexx
  Baby Mexx
  Bags
  Boys & Girls
  Men
  Mini Mexx
  Sport
  Women
  XX by Mexx
Monet Group:
Marvella
Monet
Monet 2
Trifari
Sigrid Olsen
  SO Blue
  Sport
  Woman
Special Markets:
Axcess
Crazy Horse
  Fashion Accessories
  Handbags
  Jewelry
  Woman
Emma James
  Woman
First Issue
  Fashion Accessories
  Handbags
  Jewelry
  Woman
Russ
  Woman
Villager
  Fashion Accessories
  Handbags
  Jewelry
  Woman

OUR LICENSED BRANDS

Candie's® Fragrance
CITY DKNY®
DKNY® Active
DKNY® Jeans
Kenneth Cole New York
  Kenneth Cole New York Belts
  Kenneth Cole New York Socks
Reaction Kenneth Cole
Unlisted

OUR LICENSES

Claiborne
  Accessories
  Boys
  Casual Pants
  Formalwear
  Formalwear Furnishings
  Neckwear
  Optics
  Outerwear
  Socks
  Sunglasses
  Tailored Clothing
Crazy Horse (Women)
  Optics
  Outerwear
  Shoes
  Sunglasses
  Swimwear
Crazy Horse (Men)
  Neckwear
  Outerwear
  Sunglasses
Elisabeth
  Dresses
  Outerwear
  Sleepwear
  Swimwear
First Issue
  Optics
  Outerwear
  Shoes
  Sunglasses
Liz Claiborne
  Dresses
  Intimates
  Kids
  Optics
  Outerwear
  Shoes
  Sleepwear
  Slippers
  Sunglasses
  Swimwear
Lucky Brand Dungarees
  Bathing Suits
  Leather
Mexx
  Beach
  Bed & Bath
  Body
  Eyes
  Fragrance
  Jewels
  Mini Mexx Home
  Shoes
  Socks
  Time
Villager
  Home
  Shoes
  Sleepwear
  Sunglasses
  Swimwear



Dana Buchman





Sigrid Olsen

Lucky Brand Dungarees


AMERICA'S FAVORITE
LUCKY BRAND
REG. DUNGAREES T.M.
LUCKY BRAND
UNITED WE STAND
The AMERICAN
DENIM STANDARD



Mexx Women


Mambo
liz claiborne
Come dance with me...
Mambo
women
Mambo
men

Mambo


PARIS

Laundry by Shelli Segal


THE ADVENTURE BEGINS
LUCKY YOU
He was a Cowboy,
She was a Lady.
They were
branded by LOVE!
Lucky You
LUCKY BRAND
WWW.LUCKYBRANDJEANS.COM
FRAGRANCES
FOR
MEN AND WOMEN

Lucky You

Curve


Curve

Mexx Men





Monet

Significant investments in technology have resulted in a more efficient supply chain, allowing us to seamlessly move products from concept to consumer more quickly in order to meet rapidly changing market conditions.


MORE
THAN
EVER

CITY DKNY

DKNY Men's Jeans

DKNY Women's Jeans

DKNY Jeans for Juniors



Emma James

Emma James Woman





Russ

Crazy Horse







Liz Claiborne Jewelry

Liz Claiborne Handbags





Liz Claiborne Sunglasses

Claiborne Sunglasses

Our organization is structured to enable and encourage sharing trend, sourcing and market intelligence across the entire brand portfolio. Learning from each other is central to our success.



Claiborne

Liz Claiborne Woman



Villager







Liz Claiborne Intimates

Liz Claiborne Collection

Claiborne Boys



Liz Claiborne Inc. 2001 Financial Statements

RESULTS OF OPERATIONS

The following table sets forth items in the Consolidated Statements of Income of Liz Claiborne Inc. and its wholly-owned and majority-owned subsidiaries (the "Company") as a percent of net sales and the percentage change of those items as compared to the prior year.

	FISCAL YEARS PERCENT OF SALES			YEAR TO YEAR % CHANGE	
	2001	2000	1999	2001 vs. 2000	2000 vs.1999
NET SALES	100.0%	100.0%	100.0%	11.1%	10.6%
Cost of goods sold	58.6	60.3	60.9	8.1	9.4
GROSS PROFIT	41.4	39.7	39.1	15.7	12.4
Selling, general and administrative expenses	31.3	29.3	28.4	18.8	14.0
Restructuring charges	0.5	0.7	—	(28.5)	—
OPERATING INCOME	9.6	9.8	10.7	9.2	1.3
Other (expense) income-net	(0.1)	0.2	—	—	—
Interest (expense) income-net	(0.8)	(0.7)	0.1	28.3	—
INCOME BEFORE PROVISION FOR INCOME TAXES	8.7	9.3	10.7	4.0	(4.4)
Provision for income taxes	3.1	3.3	3.9	4.0	(4.9)
NET INCOME	5.6	5.9	6.9	4.0	(4.1)

We operate the following business segments: Wholesale Apparel, Wholesale Non-Apparel and Retail. The Wholesale Apparel segment consists of women's and men's apparel designed and marketed worldwide under various trademarks owned or licensed by the Company; this segment includes our career (COLLECTION), casual (LIZSPORT, LIZWEAR and LIZ & CO.), bridge (DANA BUCHMAN), large size (ELISABETH), men's (CLAIBORNE), moderate priced special markets (AXCESS, CRAZY HORSE, EMMA JAMES, FIRST ISSUE, RUSS and VILLAGER), specialty apparel (SIGRID OLSEN), premium denim (LUCKY BRAND DUNGAREES) and contemporary sportswear and dress (LAUNDRY) businesses, as well as our licensed DKNY® JEANS, DKNY® ACTIVE, and CITY DKNY® businesses and our licensed KENNETH COLE NEW YORK and REACTION KENNETH COLE businesses. The Wholesale Apparel segment also includes wholesale sales of women's, men's and children's apparel designed and marketed in Europe, Canada, the Asia-Pacific Region and the Middle East under the MEXX brand names. The Wholesale Non-Apparel segment consists of accessories, jewelry and cosmetics designed and marketed worldwide under certain of those and other owned or licensed trademarks, including our MONET and TRIFARI labels. The Retail segment operates specialty retail, outlet and concession stores worldwide that sell most of these apparel and non-apparel products to the public through our 197 specialty retail stores, 211 outlet stores, and 452 concession stores. As a result of our recent acquisition of Mexx Group B.V. ("MEXX"), we are also segmenting our results on a geographic basis between Domestic (wholesale customers and Company retail operations comprised of specialty retail and outlet stores based in the United States) and International (wholesale customers and Company specialty retail and outlet stores and concession stores based outside of the United States). All data and discussion with respect to our specific segments included within this "Management's Discussion and Analysis" is presented before applicable intercompany eliminations. Please refer to Note 19 of Notes to Consolidated Financial Statements.

On May 23, 2001, the Company completed its acquisition of all the outstanding capital stock of MEXX, a privately held fashion apparel company, incorporated and existing under the laws of the Netherlands. MEXX designs and markets a wide range of merchandise for women, men and children under the MEXX brand name. MEXX's products are sold via wholesale and retail formats in more than 40 countries in Europe, the Asia-Pacific region, Canada and the Middle East, with MEXX's core markets being the Benelux and Germanic regions. MEXX products, which are in the mid-price range, are targeted at the 20-40 year old modern, urban consumer.

MEXX's wholesale business, which accounted for approximately 71% of MEXX's total net sales for each of fiscal years 2001 and 2000, consists of sales to approximately 6,000 independent retail stores, 1,100 department store doors and 75 free standing MEXX franchise stores. MEXX's retail business, which accounted for approximately 29% of MEXX's total net sales in fiscal years 2001 and 2000, consists of approximately 65 company owned and operated retail stores, 110 concession shop-in-shop stores (where the space is owned and operated by the department store while MEXX owns the inventory) and 35 high street concession stores (where the store is leased and operated by the partner while MEXX owns the inventory). In addition, MEXX operates approximately 18 outlet stores. MEXX also has licensed a variety of its trademarks for use on a number of non-apparel items, including fragrances, shoes, handbags, costume jewelry and watches.

2001 VS. 2000

Our net sales for 2001 were $3.45 billion, an increase of 11.1%, compared to $3.10 billion in 2000 (both periods include 52 weeks). This increase reflected a 6.8% increase in our Wholesale Apparel segment to $2.54 billion, an increase of 17.3% in Wholesale Non-Apparel to $496.1 million, and an increase in Retail of 26.5% to $615.7 million. Our International net sales increased by 250.0% to $417.2 million, and our Domestic net sales increased by 1.6% to $3.03 billion. Our net sales for 2001 and 2000 were not materially impacted by foreign currency fluctuations.

The increase in net sales of our Wholesale Apparel segment primarily reflected the inclusion of sales of our MEXX business and our licensed CITY DKNY* business, and the inclusion of a full year of sales of our licensed KENNETH COLE NEW YORK Women's apparel line, as well as sales increases in our Special Markets and LUCKY BRAND DUNGAREES businesses, due in each case to higher unit volume which in certain of our Special Markets brands were partially offset by lower unit selling prices, our DKNY* JEANS Women's business due to higher unit volume due primarily to higher demand in both our Missy and Junior businesses and higher average unit selling prices due to a decrease in retailer support, and our SIGRID OLSEN and DANA BUCHMAN businesses, due in each case to higher average unit selling prices reflecting increased demand and decreased retailer support. These increases were partially offset by sales declines in our Casual, ELISABETH and LAUNDRY businesses due in each case to planned lower unit volume and lower average unit selling prices. Our Career business and, to a lesser extent, our Menswear business, also declined due to lower unit volume and average unit selling prices as a result of weakness in demand.

The increase in our Wholesale Non-Apparel segment was primarily due to the significant net sales increases in our Jewelry business, due to the inclusion of a full year of sales from our MONET business acquired in July 2000, and in our Cosmetics business, due to the launch of our MAMBO fragrance in August 2001, as well as a slight sales increase in our Handbags business, principally reflecting higher unit volume. These gains were partially offset by a slight decline in our Fashion Accessories business due to lower unit volume.

The increase in net sales of our Retail segment principally reflected increases in our Outlet store sales, primarily due to 33 additional stores (including 18 MEXX stores) on a period-to-period basis (we ended the year with 211 Outlet stores), and in our Specialty Retail Store sales, primarily due to 25 new LUCKY BRAND DUNGAREES stores, the inclusion of 65 MEXX stores on a period-to-period basis (we ended the year with a total of 197 Specialty Retail stores), as well as a LUCKY BRAND DUNGAREES comparable store sales increase. The increase in net sales also reflected the inclusion of 35 MEXX high street concession stores and 110 MEXX concession shop-in-shop stores (we ended the year with a total of 452 concession stores). These increases were partially offset by a low single-digit comparable store sales decrease in our Outlet stores and a low single-digit comparable store sales decrease in the balance of our Specialty Retail stores.

The increase in net sales of our Domestic segment was primarily due to increases in our Wholesale Non-Apparel segment, resulting from the inclusion of a full year's sales from our MONET business, and our Retail segment, due to an additional 33 Outlet and 25 LUCKY BRAND DUNGAREES stores partially offset by a slight decrease in our Wholesale Apparel segment. Our International segment increase was due primarily to the inclusion of sales of our recently acquired MEXX business and the inclusion of a full year of sales of our MONET businesses (acquired in July 2000).

Gross profit dollars increased $193.4 million, or 15.7%, in 2001 over 2000. Gross profit as a percent of sales increased to 41.4% in 2001 from 39.7% in 2000 due to the increased penetration of our relatively higher-margin Wholesale Non-Apparel segment, primarily due to the inclusion of a full year's sales from our MONET business and the launch of our MAMBO fragrance, as well as the increased penetration of our relatively higher-margin Retail segment, driven by the inclusion of the MEXX stores and the opening of additional stores. The increase in the gross profit rate also reflected significantly lower unit sourcing costs as a result of the continued consolidation and optimization of our worldwide supplier base, combined with the continued improvement in the matching of our production orders with our customer orders through the use of systems implemented in late 1999 and revamped business processes. The Company also benefited from the inclusion of MEXX, which runs at a relatively higher gross margin rate than the Company average, and higher margins realized in our DKNY* JEANS Women's, DANA BUCHMAN and SIGRID OLSEN businesses. These increases were partially offset by lower gross margins in our Casual, Career and CRAZY HORSE Men's businesses due, in each case, primarily to the liquidation of excess inventories.

Selling, general and administrative expenses ("SG&A"), before our restructuring charges (see Note 12 of the Notes to Consolidated Financial Statements), increased $171.3 million, or 18.8%, in 2001 over 2000. These expenses as a percent of net sales increased to 31.3% in 2001 from 29.3% in 2000, principally reflecting the increased penetration of our relatively higher cost Wholesale Non-Apparel segment, which experienced higher marketing costs in our Cosmetics business associated with the launch of our MAMBO brand and relatively higher SG&A rates in our recently acquired MONET business. Dollar and percentage increases in SG&A also reflect our recently acquired MEXX business, which runs at a relatively higher SG&A rate than the Company average. Additionally, we experienced increases in our Retail segment due to the opening of new stores and the inclusion of our recently acquired MEXX stores. Lower sales in our relatively lower-cost Casual, Career and ELISABETH Wholesale Apparel businesses also contributed to the increase. Additionally, the Company incurred higher compensation expenses as a result of the vesting of certain incentive equity instruments previously granted under the Company's stock incentive plan, as well as goodwill amortization generated by our recent acquisitions.

In December 2001, the Company recorded a net restructuring charge of $15.1 million (pretax), representing a charge of $19.0 million, which consisted of approximately $4.6 million for the closure of seven Specialty Retail stores, due to a shift to a vertical format for one of our brands which requires positioning in different locations and the elimination of our large "world" store concept, and five Outlet stores, due to the elimination of two of our branded store formats; $3.5 million for the closure of four of our division offices; $3.3 million associated with the strategic closure of two specific facilities; and $7.6 million in severance related costs associated with the elimination of approximately 600 jobs, offset by the $3.9 million deemed no longer necessary of the Company's previous restructuring liability originally recorded in December 2000. The 2001 restructuring charge reduced net income by $9.6 million (after tax), or $0.09 per common share. The Company anticipates annual savings associated with this restructuring to be between $15-$18 million. These restructuring activities are expected to be substantially completed by December 2002. In September 2000, we recorded a net restructuring charge of $5.4 million (pretax), representing a charge of $6.5 million, principally to cover the closure of eight under-performing Specialty Retail stores in formats that no longer fit into our retail strategy, the closure of one of our recently acquired divisional offices, and severance related costs, offset by the $1.1 million deemed no longer necessary of the Company's restructuring liability originally recorded in December 1998. In December 2000, we recorded a restructuring charge of $15.6 million (pretax) to further maximize business segment synergies. This charge consisted of $10.6 million for operating and administrative costs associated with the elimination of 270 jobs and $5.0 million for real estate consolidations. Significant items included in the charge are estimated contract termination costs, severance and related benefits for staff reductions, estimated occupancy costs and asset writedowns. The 2000 restructuring charges reduced net income by $13.5 million, or $0.13 per common share. The Company anticipates annual savings associated with the 2000 restructuring charges to be between $13-$16 million.

As a result of the factors described above, operating income, before the current year pre-tax restructuring charge of $15.1 million and the prior year pre-tax restructuring charges of $21.0 million, increased $22.0 million, or 6.8%, to $346.8 million in 2001. Operating income (before restructuring charges) as a percent of sales decreased to 10.1% in 2001 compared to 10.5% in 2000, due to the inclusion of MEXX, which runs at an operating profit margin lower than the Company average. Segment operating profit in our Wholesale Apparel segment increased $1.9 million to $288.9 million (11.4% of sales) in 2001 compared to $287.0 million (12.1% of sales) in 2000, principally reflecting increased profit dollars in our DKNY* JEANS Women's, DANA BUCHMAN, SIGRID OLSEN and Special Markets businesses and the inclusion of the profits from our recently acquired MEXX business, partially offset by reduced sales and gross profits in our Casual, Career and LAUNDRY businesses. Operating profit in our Wholesale Non-Apparel segment increased $12.6 million to $46.2 million (9.3% of sales) in 2001 compared to $33.6 million (7.9% of sales) in 2000, primarily due to the inclusion of a full year of profits from our MONET business and, to a lesser extent, the launch of our MAMBO fragrance and increased profit dollars in our Handbags business, partially offset by reduced profits in our Fashion Accessories business. Segment operating profit in our Retail segment increased $7.5 million to $70.3 million (11.4% of sales) in 2001 compared to $62.8 million (12.9% of sales) in 2000, principally reflecting the inclusion of the profits from the Retail stores of our recently acquired MEXX business, an increase in our Specialty Retail store profits due to higher gross margins overall, and 25 new LUCKY BRAND DUNGAREES stores on a period-to-period basis, partially offset by higher operating expenses in our Outlet store business. Including the impact of the current year and prior year restructuring charges, operating income increased $28.0 million, or 9.2% in 2001 compared to 2000, and decreased to 9.6% of sales in 2001 from 9.8% in 2000. Segment operating income in our Domestic segment increased primarily due to an increase in our Wholesale Non-Apparel segment resulting from the inclusion of profits from our MONET business and increased sales and gross profit rates in our Cosmetics business. Segment operating income in our International segment increased primarily due to the inclusion of our recently acquired MEXX business.

Net other expense in 2001 was $3.5 million, comprised of minority interest and other non-operating expenses, compared to net other income of $6.7 million in 2000. Last year's other income included a special investment gain of $8.8 million related to our sale of marketable equity securities, net of associated expenses, partially offset by minority interest and other non-operating expenses.

Net interest expense in 2001 was $28.1 million compared to $21.9 million in 2000. This increase of $6.2 million represents the incremental interest cost on the debt incurred to finance our strategic initiatives including costs associated with our recently acquired businesses, capital expenditures (primarily related to the technological upgrading of our distribution facilities and information systems) and in-store merchandise shop expenditures.

The provision for income taxes increased $4.2 million in 2001 and decreased as a percent of net sales to 3.1% in 2001 from 3.3% in 2000, primarily reflecting a higher pretax income for 2001 as compared to 2000. Our 2001 effective income tax rate remained unchanged from 2000 at 36.0%.

Due to the factors described above, net income (excluding the effect of this year's after-tax restructuring charge of $9.6 million and last year's after-tax restructuring charges of $13.5 million and an after-tax special investment gain of $5.6 million) increased $9.2 million to $201.7 million in 2001 and declined as a percent of net sales to 5.8% in 2001 from 6.2% in 2000. Net income (including this year's restructuring charge and last year's restructuring charges and special investment gain) increased $7.5 million in 2001 to $192.1 million from $184.6 million and declined as a percent of net sales to 5.6% in 2001 from 5.9% in 2000. Diluted earnings per share ("EPS") (adjusted for a two-for-one stock split in the form of a one hundred percent stock dividend payable on January 16, 2002 to shareholders of record as of December 31, 2001 (the "stock dividend")), excluding this year's restructuring charge and last year's restructuring charges and special investment gain, increased 7.3% to $1.92 in 2001 from $1.79 in 2000, reflecting higher net income and a lower number of average outstanding common shares and share equivalents in 2001. Diluted EPS, including the restructuring charges and special investment gain was $1.83 in 2001 compared to $1.72 in 2000. Our average diluted shares outstanding declined by 2.4 million in 2001 on a period-to-period basis, to 105.1 million, as a result of our stock repurchase program. We purchased 155,000 shares during 2001 for $2.9 million and 12.3 million shares during 2000 for $247.7 million.

2000 VS. 1999

Our net sales for 2000 were $3.10 billion, an increase of 10.6%, compared to $2.81 billion in 1999 (both periods include 52 weeks). This increase reflected an 8.1% increase in our Wholesale Apparel segment to $2.37 billion, an increase of 24.0% in Wholesale Non-Apparel to $423.0 million, and an increase in Retail of 9.3% to $486.5 million. Our International net sales increased by 13.2% (to $119.2 million), due primarily to the inclusion of sales of our MONET business acquired in July 2000, and our Domestic net sales increased by 10.5% (to $2.98 billion).

The increase in net sales of our Wholesale Apparel segment primarily reflected continued strength in our Special Markets business due to higher unit volume and higher net average unit selling prices, and the inclusion of a full year's sales of our SIGRID OLSEN, LUCKY BRAND DUNGAREES and LAUNDRY businesses, all acquired in 1999 (hereinafter referred to as our "1999 acquisitions"), our CRAZY HORSE Men's apparel line (launched in March 2000), and our licensed KENNETH COLE NEW YORK women's apparel line (launched in August 2000), which together accounted for $162 million, or 54%, of our 2000 total net sales increase. The increase also reflected sales increases in our CLAIBORNE men's business due to higher unit volume partially offset by lower net average unit selling prices. These gains were partially offset by sales decreases resulting from the licensing of our Dress business in February 2000; sales declines in our DANA BUCHMAN business due to lower net average unit selling prices reflecting increased retailer support partially offset by slightly higher unit volume; and slight sales declines in our Casual business due to lower unit volume, as well as sales declines in our Career business due to lower unit volume and lower net average unit selling prices.

The increase in our Wholesale Non-Apparel segment was due to significant net sales increases in our Cosmetics business, due primarily to the inclusion of sales for a full year of our licensed CANDIE'S* fragrance, as well as the launch of our LUCKY YOU fragrance in August 2000. The increase also reflected gains in our Jewelry business, due primarily to the inclusion of the sales of our MONET business which we acquired in July 2000. We also experienced modest gains in our Handbags business due to higher unit volume partially offset by lower net average unit selling prices. These gains were partially offset by a decline in our Fashion Accessories business due primarily to lower net average unit selling prices partially offset by higher unit volume.

The increase in net sales of our Retail segment reflected increased Outlet store sales, primarily due to an increase (net after store closings) of 20 stores in the year partially offset by a low single-digit comparable store sales decrease. Our Specialty Retail store sales increased slightly, due to an increase (net after store closings) of 14 stores, with a significant increase due to the inclusion of the sales of 17 additional LUCKY BRAND DUNGAREES stores, offset by a low single-digit decline in comparable store sales in the balance of our Specialty Retail stores. The decline in comparable store sales in our Outlet and Specialty Retail stores reflects the challenging retail apparel environment and the specialty stores' heavy reliance on better-priced women's apparel.

The increase in our Domestic segment net sales for 2000 reflected the inclusion of a full year's sales of our 1999 acquisitions. Our International segment increased due primarily to the inclusion of sales of our MONET business acquired in July 2000.

Gross profit dollars increased $136.3 million, or 12.4%, in 2000 over 1999. Gross profit margins increased to 39.7% in 2000, from 39.1% in 1999. This increase in gross profit rate reflected lower initial unit costs as a result of lower cost global sourcing, reflecting continued consolidation, configuration and certification of our supplier base, combined with our improved matching of production orders with customer orders at the SKU level through the use of new systems and revamped business processes implemented in late 1999. These processes also enabled us to better manage our inventories and continue to improve margins on the sale of excess inventories. Our gross profit rate also benefited from the licensing of our lower margin Dress business and the purchase of the higher margin MONET business, as well as increased penetration of our 1999 acquisitions, which generally run at relatively higher gross margin rates than the Company average. These increases were partially offset by increased financial support paid to our retail customers across our better-priced apparel businesses, significantly lower margins in our DKNY* JEANS Women's business, and lower margins within, and increased penetration of, our Special Markets business, which runs at a lower gross profit rate than the Company average.

SG&A, before our 2000 restructuring charges (see Note 12 of the Notes to Consolidated Financial Statements), increased $111.3 million, or 14.0%, in 2000 over 1999. These expenses, before the 2000 restructuring charges, increased to 29.3% of net sales in 2000 from 28.4% in 1999. These results principally reflect relatively higher SG&A rates in our 1999 acquisitions and our MONET business, the planned dilution from the start-up costs of the new KENNETH COLE and CITY DKNY* licenses, and the planned increase in distribution costs resulting from the start-up of our new automated facility constructed in Mt. Pocono, PA, as well as the increase in depreciation and amortization of leasehold improvements at our New York offices and the significant investment over the past several years in the technological upgrading of our distribution facilities and information systems. The reduced sales penetration of our relatively lower cost Casual apparel business also contributed to the rate increase. These factors were partially offset by increased penetration of our Special Markets business, which is supported by relatively lower SG&A levels.

In September 2000, we recorded a net restructuring charge of $5.4 million (pretax), and in December 2000, we recorded a restructuring charge of $15.6 million (pretax). The 2000 restructuring charges reduced net income by $13.5 million (after tax), or $0.13 per diluted common share.

As a result of the factors described above, operating income, before the impact of the 2000 restructuring charges of $21.0 million, increased $25.0 million, or 8.3%, to $324.7 million, and operating income as a percent of sales decreased to 10.5%, compared to 10.7% in 1999. Segment operating income in our Wholesale Apparel segment increased to $287.0 million (12.1% of sales) in 2000 compared to $276.7 million (12.6% of sales) in 1999, primarily due to the inclusion of a full year's profits from our 1999 acquisitions and increased sales in our Special Markets business. Segment operating income in our Wholesale Non-Apparel segment increased to $33.6 million (7.9% of sales) in 2000 compared to $25.9 million (7.6% of sales) in 1999, primarily due to the inclusion of the profits from our MONET business and increased sales and gross profit rates in our Cosmetics business. Segment operating income in our Retail segment increased to $62.8 million (12.9% of sales) in 2000 compared to $55.4 million (12.4% of sales) in 1999, primarily due to the opening of new stores and the inclusion of a full year's profits from the stores of our 1999 acquisitions. Including the impact of the 2000 restructuring charges, operating income increased $3.9 million, or 1.3%, in 2000 compared to 1999, and decreased to 9.8% of sales in 2000 from 10.7% in 1999. Segment operating income in our Domestic segment increased primarily due to inclusion of a full year's profits of our 1999 acquisitions. Segment operating income in our International segment increased primarily due to increases in our European Retail profits.

Other income, net in 2000 was $6.7 million compared to other expense, net of $1.0 million in 1999. This year's other income includes a special investment gain of $8.8 million related to our sale of marketable equity securities, net of associated expenses, partially offset by minority interest and other non-operating expenses.

Net interest expense for 2000 was $21.9 million compared to interest income of $2.8 million in 1999. This $24.7 million change reflects higher net interest costs incurred to finance our strategic initiatives including the repurchase of common stock, capital expenditures (primarily related to the technological upgrading of our distribution facilities and information systems), in-store merchandise shop expenditures and costs associated with our 1999 acquisitions.

The provision for income taxes decreased $5.3 million in 2000 and decreased as a percent to sales to 3.3% in 2000 from 3.9% in 1999, primarily reflecting a lower pretax income and a lower effective tax rate of 36.0% for 2000 as compared to 36.2% in 1999.

Due to the factors described above, 2000 net income before the impact of the 2000 restructuring charges and special investment gain was virtually flat against 1999 and decreased as a percentage of sales to 6.2% from 6.9% in 1999. Including the impact of the 2000 restructuring charges and special investment gain, 2000 net income was $7.8 million lower than in 1999, and decreased as a percentage of net sales to 5.9% in 2000. Diluted EPS (adjusted for the stock dividend), excluding the 2000 restructuring charges and special investment gain, increased 14.7% to $1.79 in 2000. Diluted EPS, including the restructuring charges and special investment gain, increased 9.9% to $1.72 in 2000 from $1.56 in 1999. Diluted EPS reflected a lower number of average outstanding common shares and share equivalents in 2000 as a result of our repurchase of approximately 12.3 million shares in 2000 for $247.7 million.

FORWARD OUTLOOK

The economic and retail environments continue to be uncertain and challenging. Accordingly, we are proceeding prudently and conservatively in planning our business going forward. For fiscal 2002, current visibility and prudent business management indicates that we forecast a sales increase of 4–6% and diluted EPS in the range of $2.08–$2.13, which reflects the adoption of Statement of Financial Accounting Standards ("SFAS") No.142, "Accounting for Goodwill and Other Intangibles." The diluted EPS accretion in 2002 as a result of the adoption of SFAS No. 142 is projected to be $0.09. For the first quarter of 2002, we are optimistic that we can achieve a sales increase of 5–7% and diluted EPS in the range of $0.43–$0.46. For the second quarter of 2002, we are optimistic that we can achieve a sales increase of 5–7% and EPS in the range of $0.32–$0.34. Refer to "PART II - ITEM 5. STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE" for a discussion of the risks and uncertainties relating to the foregoing forward-looking statements.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY

Our primary ongoing cash requirements are to fund growth in working capital (primarily accounts receivable and inventory) to support projected increased sales, investment in the technological upgrading of our distribution centers and information systems and other expenditures related to retail store expansion, in-store merchandise shops and normal maintenance activities. In 2001 and 2000, we also required cash to fund our acquisition program and in 2000, we also required cash to fund our ongoing stock repurchase program. Sources of liquidity to fund ongoing cash requirements include cash flows from operations, cash and cash equivalents, securities on hand and bank lines of credit; in 2001, we issued Euro-denominated bonds (the "Eurobonds") to fund our acquisition of MEXX.

2001 VS. 2000

We ended 2001 with $160.6 million in cash and marketable securities, compared to $54.6 million at the end of 2000, and $387.3 million of debt compared to $269.2 million of debt outstanding at the end of 2000. This $12.1 million change in our cash and debt position over the last twelve months is primarily attributable to our expenditure of $274.1 million, net of cash acquired, for purchase price payments in connection with the acquisitions of MEXX and MONET, $107.0 million for capital expenditures (primarily related to the technological upgrading of our distribution facilities and information systems) and in-store merchandise shop expenditures and $2.9 million for the repurchase of common stock, offset by $309.6 million in proceeds from the Eurobonds and the reclassification of $26.3 million of the Company's ownership of Kenneth Cole Productions, Inc. Class A stock (see Note 4 of Notes to Consolidated Financial Statements for information regarding this investment). Our borrowings under the commercial paper program peaked at $449.7 million during the year; at December 29, 2001, our borrowings under the program were $77.7 million.

Net cash provided by operating activities was $329.2 million in 2001, compared to $268.0 million in 2000. This $61.2 million change in cash flow was primarily due to $24.5 million of higher depreciation expense in 2001 and cash generated from a $4.8 million decrease in net working capital in 2001 compared to a $27.5 million use of cash for working capital in 2000, driven primarily by year over year changes in the accounts receivable, inventory and accrued expense balances.

Accounts receivable increased $94.4 million, or 35.3%, at year end 2001 compared to year end 2000. This increase primarily reflected the assumption of the accounts receivable of our recently acquired MEXX business, which accounted for approximately 62% of the increase.

Inventories increased $8.1 million, or 1.7%, at year end 2001 compared to 2000 primarily due to our recently acquired MEXX business. Excluding the inventories of MEXX, our inventories were down 11.7%. The majority of this decrease was driven by improved processes and procedures put in place during the second half of 2001 to help adjust the flow of replenishment product and seasonal essential programs into our warehouses. Our average inventory turnover rate decreased to 4.0 times (4.1 times excluding MEXX) in 2001 from 4.3 times in 2000. The Company continues to take a conservative approach to inventory management in 2002.

Net cash used in investing activities was $384.7 million in 2001, compared to $147.5 million in 2000. The 2001 net cash used primarily reflected purchase price payments of $274.1, net of cash acquired, million in connection with our acquisition of the MEXX business, along with capital and in-store merchandise shop expenditures of $107.0 million, compared to 2000 capital and in-store merchandise shop expenditures of $88.1 million and purchase price payments of $58.9 million in connection with the acquisitions of our MONET, LAUNDRY, LUCKY BRAND DUNGAREES, SIGRID OLSEN and licensed KENNETH COLE businesses.

Net cash provided by financing activities was $131.1 million in 2001, compared to $99.4 million used in financing activities in 2000. The $230.5 million year over year increase primarily reflected the issuance of $309.6 million of Eurobonds to finance the May 2001 purchase of MEXX, a decrease of $244.8 million expended for stock purchases and an increase in net proceeds from the exercise of stock options of $20.0 million, partially offset by a net repayment under our commercial paper program of $191.5 million during 2001 compared to net borrowings of $153.1 million in 2000.

Our anticipated capital expenditures for 2002 approximate $76 million. These expenditures consist primarily of in-store merchandise shops, the continued technological upgrading and expansion of our management information systems and distribution facilities (including certain building and equipment expenditures) and the planned opening of an additional total of 48 stores. Capital expenditures and working capital cash needs will be financed with net cash provided by operating activities and our revolving credit, trade letter of credit and other credit facilities.

The following table summarizes as of December 29, 2001 the Company's contractual cash obligations by future period (please refer to Notes 2, 3 and 9 of Notes to Consolidated Financial Statements):

	PAYMENTS DUE BY PERIOD				
Contractual cash obligations (In thousands)	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Operating leases	$ 97,569	$ 173,174	$ 136,758	$ 296,780	$ 704,281
Purchase commitments	506,328	—	—	—	506,328
Eurobonds	—	—	309,619	—	309,619
Minimum royalties	10,076	47,076	32,000	81,000	170,152
Commercial paper	77,726	—	—	—	77,726
Synthetic lease	1,189	2,378	61,433	—	65,000
Other obligations	—	15,000	—	—	15,000

On May 22, 2001, the Company received a 350 million Euro (or $302.9 million based on the exchange rate in effect on such date) 180-day credit facility (the "Bridge Loan") from Citicorp North America, Inc. and Chase Manhattan Bank. The proceeds were primarily used to finance the acquisition of MEXX on May 23, 2001.

On August 7, 2001, the Company issued 350 million Euros (or $307.2 million based on the exchange rate in effect on such date) of 6.625% notes due in 2006 (the "Eurobonds"). The Eurobonds are listed on the Luxembourg Stock Exchange and received a credit rating of BBB from Standard & Poor's and Baa2 from Moody's Investor Services. The net proceeds of the issuance were primarily used to repay the outstanding balance of the Bridge Loan, which expired on November 16, 2001.

On November 15, 2001, the Company received a $500 million 364-day unsecured financing commitment under a bank revolving credit facility replacing its previously existing $500 million facility. This bank facility, as well as the Company's $250 million bank facility that matures in November 2003 (collectively, the "Agreement"), have received a credit rating of BBB from Standard & Poor's and Baa2 from Moody's Investor Services, and may be either drawn upon or used as a liquidity facility to support the issuance of A2/P2 rated commercial paper. The Agreement supports the Company's $750 million commercial paper program, which is used to fund working capital and other general corporate requirements. The carrying amount of the Company's borrowings under the commercial paper program approximate fair value because the interest rates are based on floating rates, which are determined by prevailing market rates. The commercial paper is classified as long-term debt as of December 29, 2001 as it is the Company's intent and ability to refinance such obligations on a long-term basis. At December 29, 2001, the Company had approximately $77.7 million outstanding under the Agreement, all of which supported the issuance of commercial paper with a weighted average interest rate of 3.1%. The Agreement contains certain customary covenants, including financial covenants requiring the Company to maintain specified debt leverage and fixed charge coverage ratios, and covenants restricting the Company's ability to, among other things, incur indebtedness, grant liens, make investments and acquisitions, and sell assets. The Company believes it is in compliance with such covenants. The Company's ability to obtain funding through its commercial paper program is subject to, among other things, the Company maintaining an investment-grade credit rating.

On May 22, 2001, the Company entered into an off-balance sheet arrangement (synthetic lease) to acquire various land and building equipment and construct real property improvements associated with warehouse and distribution facilities in Ohio and Rhode Island. The lease terms are each five years, with up to four renewal periods of five years each with the consent of the lessor. The operating lease arrangements are with a lessor who through a limited partnership has contributed equity in excess of 3 1/2% of the total value of the estimated cost to complete these facilities, which is expected to be approximately $65 million. The leases include guarantees by the Company for a substantial portion of the financing and options to purchase the facilities at original cost. The Company selected this financing arrangement to take advantage of the favorable financing rates that it offered. The lessor financed the acquisition of the facilities through equity funded by third-party financial institutions. The third-party financial institutions who hold the equity are partners of the lessor. The Company's transactions with the lessor are limited to the operating lease agreements and the associated rent expense that will be included in Selling, General and Administrative Expense in the consolidated Statements of Income. The Company has not entered into any other off-balance sheet arrangements other than normal operating leases.

MEXX has short-term credit facilities available of approximately 22.0 million Euros (or $19.5 million based on the exchange rate in effect on such date) as of December 29, 2001, which remained undrawn as of March 1, 2002.

As of December 29, 2001, the Company had lines of credit aggregating $410 million, which were primarily available to cover trade letters of credit. At December 29, 2001 and December 30, 2000, the Company had letters of credit of $228 million and $271 million, respectively. These letters of credit, which have terms ranging from one to ten months, primarily collateralize the Company's obligations to third parties for the purchase of inventory. The fair value of these letters of credit approximates contract values.

We anticipate that our cash flows from operations, commercial paper program and bank and letter of credit facilities will be sufficient to fund our future liquidity requirements and that we will be able to adjust the amounts available under these facilities if necessary. Such sufficiency and availability may be adversely affected by a variety of factors, including, without limitation, retailer and consumer acceptance of the Company's products, which may in turn impact the Company's financial performance, maintenance of the Company's investment grade credit rating, as well as interest rate and exchange rate fluctuations.

2000 VS. 1999

We ended 2000 with cash and cash equivalents of $54.6 million compared to $37.9 million of cash and cash equivalents at year end 1999, and $269.2 million of debt at year end 2000 compared to $116.1 million of debt outstanding at year end 1999. This $136.4 million change in our cash and debt position was due primarily to $247.7 million for the repurchase of common stock, $88.1 million for capital expenditures (primarily related to the technological upgrading of our distribution facilities and information systems) and in-store merchandise shop expenditures and $55.2 million for purchase price payments in connection with acquisitions, offset by cash provided from operating activities.

Net cash provided by operating activities was $268.0 million in 2000, compared to $301.0 million in 1999. This $33.0 million decrease was due primarily to a $27.5 million use of cash for working capital in 2000, compared to cash generated from a $23.0 million decrease in net working capital investment in 1999 and the $21.0 million restructuring charge recorded in 2000.

Accounts receivable decreased $31.2 million, or 10.4%, at year end 2000 compared to year end 1999. This decrease in accounts receivable primarily reflected our continued focus on working capital management along with the acceleration of Holiday shipments within the fourth quarter.

Inventory increased $61.5 million, or 14.7%, at year end 2000 compared to year end 1999. This increase was primarily due to inventories of our recently acquired and launched businesses, incremental in-transit wholesale inventories for Spring 2001, and an increase in Outlet inventories to support our additional store base. Our average inventory turnover rate improved slightly to 4.3 times in 2000, compared to 4.2 times in 1999.

Net cash used in investing activities was $147.5 million in 2000, compared to $240.9 million in 1999. The 2000 net cash used primarily reflected capital and in-store merchandise shop expenditures of $88.1 million, $40.2 million for the purchase of MONET and $15.0 million in additional payments related to the purchase of our interests in LUCKY BRAND DUNGAREES and SIGRID OLSEN, compared to the 1999 acquisition costs of $177.8 million for our interests in our 1999 acquisitions and capital and in-store merchandise shop expenditures of $98.0 million, as well as $29.0 million for an equity investment in Kenneth Cole Productions, Inc. partially offset by disposals of investments of $65.5 million.

Net cash used in financing activities was $99.4 million in 2000, compared to $187.7 million in 1999. This $88.3 million decrease primarily reflected a decrease of $33.5 million in stock repurchase expenditures in 2000 over 1999, partially offset by net borrowings of $153.1 million compared to $116.1 million in 1999 and an increase in net proceeds from the exercise of stock options of $14.0 million. As of March 7, 2001, we have expended approximately $1.454 billion of the $1.675 billion authorized to date under our stock repurchase program. Our borrowings peaked at $482.3 million during the year.

At year end 2000, we had $269.2 million outstanding under our commercial paper program and $271.5 million outstanding under letter of credit facilities in place primarily to support our merchandise purchasing requirements.

CERTAIN INTEREST RATE AND FOREIGN CURRENCY RISKS

We finance our capital needs through available cash and marketable securities, operating cash flow, letter of credit, synthetic lease and bank revolving credit facilities, other credit facilities and commercial paper issuances. Our floating rate bank revolving credit facility, bank lines and commercial paper program expose us to market risk for changes in interest rates. As of December 29, 2001, we have not employed interest rate hedging to mitigate such risks with respect to our floating rate facilities. We believe that our recent Eurobond offering, which is a fixed rate obligation, partially mitigates the risks with respect to our variable rate financing. We anticipate using interest rate hedging instruments to further mitigate such risks during 2002.

The acquisition of MEXX, which transacts business in foreign currencies, has increased the Company's exposure to exchange rate fluctuations. We mitigate the risks associated with changes in foreign currency rates through foreign exchange forward contracts and collars to hedge transactions denominated in foreign currencies for periods of less than one year and to hedge expected payment of intercompany transactions with our non-U.S. subsidiaries, which now include MEXX. Gains and losses on contracts, which hedge specific foreign currency denominated commitments are recognized in the period in which the transaction is completed.

The table below presents the amount of contracts outstanding, the contract rate and unrealized gain or (loss), as of December 29, 2001:

Currency in thousands	U.S. Dollar Amount	British Pound Sterling Amount	Contract Rate	Unrealized Gain (Loss)
FORWARD CONTRACTS:				
Canadian dollars	$ 4,421		0.6316	$ 22
British pound sterling	700		1.4005	(24)
Euros	26,033		0.9099	752
Euros		£2,400	0.6206	(71)
AVERAGE RATE COLLAR CONTRACTS:				
Euros	$ 55,000		0.8582 to 0.9378	$ (290)

As part of the European Economic and Monetary Union, a single currency (the "Euro") has replaced the national currencies of the principal European countries (other than the United Kingdom) in which the Company conducts business and manufacturing. The conversion rates between the Euro and the participating nations' currencies were fixed as of January 1, 1999, with the participating national currencies being removed from circulation between January 1, 2002 and June 30, 2002 and replaced by Euro notes and coinage. Under the regulations governing the transition to a single currency, there is a "no compulsion, no prohibition" rule, which states that no one can be prevented from using the Euro after January 1, 2002 and no one is obliged to use the Euro before July 2002. In keeping with this rule, the Company expects to begin using the Euro for invoicing and payments by the end of the second quarter of 2002. Based upon the information currently available, the Company does not expect that the transition to the Euro will have a material adverse effect on the business or consolidated financial condition of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2001, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 01-9 (formerly EITF Issue 00-25), "Accounting for Consideration Given to a Customer or a Reseller of the Vendor's Products." This issue addresses the recognition, measurement and income statement classification of consideration from a vendor to a customer in connection with the customer's purchase or promotion of the vendor's products. This consensus is expected to only impact revenue and expense classifications and not change reported net income. In accordance with the consensus reached, the Company will adopt the required accounting beginning December 30, 2001, the first day of fiscal year 2002. The Company believes that the impact of this required accounting will not have a material impact on the revenue and expense classifications in the Company's Consolidated Statements of Income.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 are to be accounted for using the purchase method and specifies the criteria for the recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives are to no longer be amortized but rather be tested at least annually for impairment. SFAS No. 142 also requires that intangible assets with definite useful lives will continue to be amortized over their respective useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted the provisions of SFAS No. 141 immediately and SFAS No. 142 effective December 30, 2001. The Company estimates that diluted earnings per share will increase by approximately $0.09 in 2002 as the majority of amortization of goodwill and other intangible assets will be eliminated as a result of the adoption of SFAS No. 142. The amortization expense of goodwill and intangibles for the twelve months ended December 29, 2001 totaled $21.3 million.

In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 also extends the reporting requirements to report separately as discontinued operations, components of an entity that have either been disposed of or classified as held-for-sale. The Company has adopted the provisions of SFAS No. 144 effective December 30, 2001, and we do not expect that such adoption will have a significant effect on the Company's results of operations or financial position.

USE OF ESTIMATES AND CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period. Significant accounting policies employed by the Company, including the use of estimates, are presented in the Notes to Consolidated Financial Statements.

Critical accounting policies are those that are most important to the portrayal of the Company's financial condition and the results of operations, and require management's most difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company's most critical accounting policies, discussed below, pertain to revenue recognition, accounts receivable – trade, net, inventories, accrued expenses and derivative instruments. In applying such policies management must use some amounts that are based upon its informed judgments and best estimates. Because of the uncertainty inherent in these estimates, actual results could differ from estimates used in applying the critical accounting policies. The Company is not aware of any reasonably likely events or circumstances which would result in different amounts being reported that would materially affect its financial condition or results of operations.

Revenue Recognition

Revenue within our wholesale operations is recognized at the time when merchandise is shipped from the Company's distribution centers, or if shipped direct from contractor to customer, when title passes. Wholesale revenue is net of returns, discounts and allowances. Discounts and allowances are recognized when the related revenues are recognized. Retail store revenues are recognized at the time of sale. Retail revenues are net of returns.

Accounts Receivable – Trade, Net

In the normal course of business, the Company extends credit to customers, which satisfy pre-defined credit criteria. Accounts Receivable – Trade, Net, as shown on the Consolidated Balance Sheets, is net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historic trends and an evaluation of the impact of economic conditions. An allowance for discounts is based on those discounts relating to open invoices where trade discounts have been extended to customers. Costs associated with potential returns of unsaleable products as well as allowable customer markdowns and operational charge backs, net of historical recoveries, are included as a reduction to net sales and are part of the provision for allowances included in Accounts Receivable – Trade, Net. These provisions result from divisional seasonal negotiations as well as historic deduction trends net of historic recoveries and the evaluation of current market conditions.

Inventories

Inventories are stated at lower of cost (using the first-in, first-out method) or market. The Company continually evaluates the composition of its inventories assessing slow-turning, ongoing product as well as prior seasons fashion product. Market value of distressed inventory is valued based on historical sales trends for this category of inventory of our individual product lines, the impact of market trends and economic conditions, and the value of current orders in house relating to the future sales of this type of inventory.

Accrued Expenses

Accrued expenses for employee insurance, workers' compensation, profit sharing, contracted advertising, professional fees, and other outstanding Company obligations are assessed based on statistical trends, open contractual obligations, and estimates based on projections and current requirements.

Derivative Instruments and Foreign Currency Risk Management Programs

As of December 31, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133," which require that every derivative instrument (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. These statements also require that changes in the derivative's fair value be recognized currently in earnings in either income (loss) from continuing operations or accumulated other comprehensive income (loss), depending on the timing and designated purpose of the derivative. The impact on the Company's financial condition, results of operations and cash flows, upon the adoption of these pronouncements, was immaterial.

The Company uses foreign currency forward contracts and collars for the specific purpose of hedging the exposure to variability in expected future cash flows associated with inventory purchases and sales collections from transactions associated primarily with our Canadian and European entities. These instruments are designated as cash flow hedges and, in accordance with SFAS Nos. 133 and 138, any unrealized gains or losses are included in accumulated other comprehensive income (loss), net of related tax effects, with the corresponding asset or liability recorded in the balance sheet. The ineffective portion of the cash flow hedge, if any, is recognized in current-period earnings. Other comprehensive income (loss) is reclassified to current-period earnings when the hedged transaction affects earnings. At December 29, 2001, the Company had entered into foreign currency collars with a net notional amount of $55 million with maturity dates in May 2002 and August 2002.

Occasionally, the Company purchases short-term foreign currency contracts and options outside of the cash flow hedging program to neutralize month-end balance sheet exposures. These derivative instruments do not qualify as cash flow hedges under SFAS Nos. 133 and 138 and are recorded at fair value with all gains or losses, which have not been significant, recognized in current period earnings immediately.

As of December 29, 2001, the Company had forward contracts maturing through April 2002 to sell 7.0 million Canadian dollars, 0.5 million British pounds sterling, and 32.5 million European Euros. The aggregate U.S. dollar value of the foreign exchange contracts was approximately $34.6 million at year end 2001, as compared with approximately $12.6 million at year end 2000. Unrealized gains and losses for outstanding foreign exchange forward contracts were not material at December 29, 2001 and December 30, 2000.

INFLATION

The rate of inflation over the past few years has not had a significant impact on our sales or profitability.

FORWARD-LOOKING STATEMENTS

Statements contained herein and in future filings by the Company with the Securities and Exchange Commission (the "SEC"), in the Company's press releases, and in oral statements made by, or with the approval of, authorized personnel that relate to the Company's future performance, including, without limitation, statements with respect to the Company's anticipated results of operations or level of business for 2002, or any other future period, are forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements, which are indicated by words or phrases such as "plan", "anticipate", "estimate", "project", "management expects", "the Company believes", "remains optimistic" or "currently envisions" and similar phrases are based on current expectations only, and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

Among the factors that could cause actual results to materially differ include changes in regional, national, and global microeconomic and macroeconomic conditions, including the levels of consumer confidence and spending, consumer income growth, higher personal debt levels, rising energy costs, fluctuations in foreign currency exchange rates, increasing interest rates and increased stock market volatility; risks related to retailer and consumer acceptance of the Company's products; risks associated with competition and the marketplace, including the financial condition of, and consolidations, restructurings and other ownership changes in, the apparel (and related products) industry and the retail industry, the introduction of new products or pricing changes by the Company's competitors, and the Company's ability to effectively remain competitive with respect to product, value and service; risks associated with the Company's dependence on sales to a limited number of large department store customers, including risks related to customer requirements for vendor margin support, and those related to extending credit to customers; risks relating to retailers' buying patterns and purchase commitments for apparel products in general and the Company's products specifically; the Company's ability to correctly balance the level of its fabric and/or merchandise commitments with actual customer orders; the Company's ability to effectively distribute its product within its targeted markets; risks related to the Company's ability to establish, defend and protect its trademarks and other proprietary rights and other risks relating to managing intellectual property issues; uncertainties relating to the Company's ability to successfully implement its growth strategies, integrate recent or future acquisitions, maintain product licenses, or successfully launch new products and lines; risks associated with the entry into new markets, either through internal development activities or acquisitions; risks associated with the possible failure of the Company's unaffiliated manufacturers to manufacture and deliver products in a timely manner, to meet quality standards or to comply with the Company's policies regarding labor practices or applicable laws or regulations; risks associated with changes in social, political, economic and other conditions affecting foreign operations and sourcing, including currency rate fluctuations; risks associated with terrorist activities, including reduced shopping activity as a result of public safety concerns and disruption in the receipt and delivery of merchandise; and any significant disruption in the Company's relationships with its suppliers, manufacturers and employees.

The apparel and related product markets are highly competitive, both within the United States and abroad. The Company's ability to successfully compete depends on a number of factors, including the Company's ability to effectively anticipate, gauge and respond to changing consumer demands and tastes, to translate market trends into appropriate, saleable product offering relatively far in advance, and to operate within substancial production and delivery constraints. In addition, consumer and customer acceptance and support (especially by the Company's largest customers) depend upon, among other things, product, value and service.

With respect to foreign sourcing, the Company notes that U.S. legislation which would further restrict the importation into the U.S. and/or increase the cost of textiles and apparel produced abroad has been periodically introduced in Congress. Although it is unclear whether any new legislation will be enacted into law, it appears likely that various new legislative or executive initiatives will be proposed. These initiatives may include a reevaluation of the trading status of certain countries, and/or retaliatory duties, quotas or other trade sanctions, which, if enacted, would increase the cost of products purchased from suppliers in such countries. In light of the very substantial portion of the Company's products, which are manufactured by foreign suppliers, the enactment of new legislation or the administration of current international trade regulations, or executive action affecting international textile agreements could adversely affect the Company's operations.

The Company from time to time reviews its possible entry into new markets, either through internal development activities, acquisitions or licensing. The entry into new markets (including the development and launch of new product categories and product lines), such as the Company's entry into the moderate market, the acquisition of businesses, such as the Company's acquisitions of MEXX, SIGRID OLSEN, LUCKY BRAND DUNGAREES, LAUNDRY and MONET, and the licensing of brands such as CANDIES*, DKNY* JEANS and DKNY* ACTIVE, CITY DKNY*, KENNETH COLE NEW YORK, REACTION KENNETH COLE and UNLISTED.COM, are accompanied by risks inherent in any such new business venture and may require methods of operations and marketing and financial strategies different from those employed in the Company's other businesses. Moreover, certain new businesses may be lower margin businesses and may require the Company to achieve significant cost efficiencies. In addition, new markets, product categories, product lines and businesses may involve buyers, store customers and/or competitors different from the Company's historical buyers, customers and competitors. Furthermore, the Company's acquisition of other businesses entails the normal risks inherent in such transactions, including, without limitation, possible difficulties, delays and/or unanticipated costs in integrating the business, operations, personnel, and/or systems of the acquired entity; risks that projected or satisfactory level of sales, profits and/or return on investment will not be generated; risks that expenditures required for capital items or working capital will be higher than anticipated; risks involving the Company's ability to retain and appropriately motivate key personnel of the acquired business; and risks associated with unanticipated events and unknown or uncertain liabilities. In addition, businesses licensed by the Company are subject to risks inherent in such transactions, including compliance with terms set forth in the applicable license agreements, including among other things the maintenance of certain levels of sales, and the public perception and/or acceptance of the licensor's brands or other product lines, which are not within the Company's control.

Reference is also made to the other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices as are set forth in our Annual Reports on Form 10-K, including, without limitation, those set forth under the heading "Business-Competition; Certain Risks".

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Report

The management of Liz Claiborne Inc. is responsible for the preparation, objectivity and integrity of the consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include some amounts that are based on management's informed judgments and best estimates.

To help assure that financial information is reliable and assets are safeguarded, management maintains a system of internal controls and procedures which we believe is effective in accomplishing these objectives. These controls and procedures are designed to provide reasonable assurance, at appropriate costs, that transactions are executed and recorded in accordance with management's authorization.

The independent public accountants have audited our consolidated financial statements as described in their report. In the course of their audits, the independent public accountants have developed an overall understanding of the Company's accounting and financial controls and have conducted other tests as they considered necessary to support their opinion on the financial statements. The independent public accountants report their findings and recommendations to management and the Audit Committee of the Board of Directors. Control procedures are implemented or revised as appropriate to respond to these recommendations. There have not been any material control weaknesses brought to the attention of management or the Audit Committee during the periods covered by the report of the independent public accountants. However, in as much as the independent public accountants' audits consisted of selected tests of control policies and procedures and did not cover the entire system of internal control, they would not necessarily disclose all weaknesses which might exist.

The Audit Committee, which consists solely of non-management directors, meets with the independent public accountants, internal auditors and management periodically to review their respective activities and the discharge of their respective responsibilities. Both the independent public accountants and the internal auditors have unrestricted access to the Audit Committee, with or without management, to discuss the scope and results of their audits and any recommendations regarding the system of internal controls.

Paul R. Charron
Chairman of the Board
and Chief Executive Officer

Michael Scarpa
Vice President and
Chief Financial

Report of Independent Public Accountants

To the Board of Directors and Stockholders of Liz Claiborne Inc.:

We have audited the accompanying consolidated balance sheets of Liz Claiborne Inc. (a Delaware corporation) and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, retained earnings, comprehensive income and changes in capital accounts and cash flows for each of the three fiscal years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liz Claiborne Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 19, 2002

All amounts in thousands except share data	December 29, 2001	December 30, 2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 127,635	$ 47,020
Marketable securities	32,993	7,610
Accounts receivable – trade, net	362,189	267,772
Inventories	487,923	479,845
Deferred income taxes	37,386	27,698
Other current assets	57,900	80,631
Total current assets	1,106,026	910,576
PROPERTY AND EQUIPMENT – NET	352,001	297,424
GOODWILL AND INTANGIBLES – NET	455,113	276,213
OTHER ASSETS	38,115	27,946
	$ 1,951,255	$ 1,512,159
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 236,906	$ 199,254
Accrued expenses	199,772	151,280
Income taxes payable	10,636	7,370
Total current liabilities	447,314	357,904
LONG-TERM DEBT	387,345	269,219
OTHER NON-CURRENT LIABILITIES	15,000	15,000
DEFERRED INCOME TAXES	37,314	31,019
COMMITMENTS AND CONTINGENCIES (NOTE 9)		
MINORITY INTEREST	8,121	4,732
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value, authorized shares – 50,000,000, issued shares – none	—	—
Common stock, $1.00 par value, authorized shares – 250,000,000, issued shares – 176,437,234	176,437	176,437
Capital in excess of par value	89,266	83,808
Retained earnings	2,061,033	1,896,873
Accumulated other comprehensive loss	(5,346)	(7,656)
	2,321,390	2,149,462
Common stock in treasury, at cost – 71,212,310 shares in 2001 and 74,018,800 shares in 2000	(1,265,229)	(1,315,177)
Total stockholders' equity	1,056,161	834,285
	$ 1,951,255	$ 1,512,159

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

All dollar amounts in thousands except per common share data	December 29, 2001	FISCAL YEARS ENDED December 30, 2000	January 1, 2000
NET SALES	$3,448,522	$3,104,141	$2,806,548
Cost of goods sold	2,021,272	1,870,269	1,708,966
GROSS PROFIT	1,427,250	1,233,872	1,097,582
Selling, general and administrative expenses	1,080,483	909,142	797,829
Restructuring charge	15,050	21,041	—
OPERATING INCOME	331,717	303,689	299,753
Other (expense) income - net	(3,511)	6,658	(956)
Interest (expense) income - net	(28,117)	(21,917)	2,789
INCOME BEFORE PROVISION FOR INCOME TAXES	300,089	288,430	301,586
Provision for income taxes	108,032	103,835	109,144
NET INCOME	$ 192,057	$ 184,595	$ 192,442
NET INCOME PER COMMON SHARE:			
Basic	$ 1.85	$ 1.73	$ 1.56
Diluted	$ 1.83	$ 1.72	$ 1.56
DIVIDENDS PAID PER COMMON SHARE	$ .23	$ .23	$ .23

The accompanying notes to consolidated financial statements are an integral part of these statements.

All dollar amounts in thousands	COMMON STOCK Number of Shares	COMMON STOCK Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	TREASURY SHARES Number of Shares	TREASURY SHARES Amount	Total
BALANCE, JAN. 2, 1999	176,437,234	$176,437	$50,428	$1,574,017	$(2,721)	48,535,914	$ (817,051)	$ 981,110
Net income	—	—	—	192,442	—	—	—	192,442
Other comprehensive income (loss), net of tax:								
Translation adjustment	—	—	—	—	(431)	—	—	(431)
Adjustment to unrealized (losses) on available for sale securities	—	—	—	—	(111)	—	—	(111)
Total comprehensive income								191,900
Exercise of stock options and related tax benefits	—	—	1,031	(2,799)	—	(438,612)	7,976	6,208
Cash dividends declared	—	—	—	(27,821)	—	—	—	(27,821)
Exercise of put warrants	—	—	(1,996)	—	—	—	1,996	—
Reclassification of put warrant obligations, net	—	—	30,794	—	—	—	—	30,794
Purchase of common stock	—	—	—	—	—	14,776,600	(281,167)	(281,167)
Issuance of common stock under restricted stock and employment agreements, net	—	—	—	3,663	—	123,252	(2,518)	1,145
BALANCE, JAN. 1, 2000	176,437,234	$176,437	$80,257	$1,739,502	$(3,263)	62,997,154	$(1,090,764)	$ 902,169
Net income	—	—	—	184,595	—	—	—	184,595
Other comprehensive income (loss), net of tax:								
Translation adjustment	—	—	—	—	(3,625)	—	—	(3,625)
Adjustment to unrealized (losses) on available for sale securities	—	—	—	—	(768)	—	—	(768)
Total comprehensive income								180,202
Exercise of stock options and related tax benefits	—	—	3,551	(4,517)	—	(1,318,188)	23,718	22,752
Cash dividends declared	—	—	—	(24,027)	—	—	—	(24,027)
Purchase of common stock	—	—	—	—	—	12,310,610	(247,670)	(247,670)
Issuance of common stock under restricted stock and employment agreements, net	—	—	—	1,320	—	29,224	(461)	859
BALANCE, DEC. 30, 2000	176,437,234	$176,437	$83,808	$1,896,873	$(7,656)	74,018,800	$(1,315,177)	$ 834,285
Net income	—	—	—	192,057	—	—	—	192,057
Other comprehensive income (loss), net of tax:								
Translation adjustment	—	—	—	—	4,928	—	—	4,928
Gains (losses) on cash flow hedging derivatives	—	—	—	—	(250)	—	—	(250)
Adjustment to unrealized (losses) on available for sale securities	—	—	—	—	(2,368)	—	—	(2,368)
Total comprehensive income								194,367
Exercise of stock options and related tax benefits	—	—	5,458	—	—	(2,363,076)	38,561	44,019
Cash dividends declared	—	—	—	(23,317)	—	—	—	(23,317)
Purchase of common stock	—	—	—	—	—	155,000	(2,854)	(2,854)
Issuance of common stock under restricted stock and employment agreements, net	—	—	—	(4,580)	—	(598,414)	14,241	9,661
BALANCE, DEC. 29, 2001	176,437,234	$176,437	$89,266	$2,061,033	$(5,346)	71,212,310	$(1,265,229)	$1,056,161

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

All dollar amounts in thousands	December 29, 2001	December 30, 2000	January 1, 2000
		FISCAL YEARS ENDED	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 192,057	$ 184,595	$ 192,442
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	101,491	77,033	67,836
Deferred income taxes, net	11,925	8,418	9,839
Restructuring charge	15,050	21,041	—
Other-net	13,442	4,410	7,797
Changes in current assets and liabilities:			
(Increase) decrease in accounts receivable - trade, net	(44,957)	29,245	(39,996)
Decrease (increase) in inventories	37,535	(46,408)	80,438
Decrease in other current assets	10,813	16,811	17,771
Increase (decrease) in accounts payable	13,249	9,834	(43,489)
(Decrease) increase in accrued expenses	(22,115)	(36,849)	11,822
Increase (decrease) in income taxes payable	723	(165)	(3,499)
Net cash provided by operating activities	329,213	267,965	300,961
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investment instruments	(83)	(14,654)	—
Disposals of investment instruments	—	14,573	65,459
Purchases of property and equipment	(82,236)	(66,711)	(75,130)
Purchases of trademarks and licenses	—	(3,683)	(6,400)
Purchase of restricted equity investment	—	—	(29,000)
Payments for acquisitions, net of cash acquired	(274,142)	(55,178)	(177,825)
Payments for in-store merchandise shops	(24,718)	(21,381)	(22,879)
Other-net	(3,496)	(496)	4,924
Net cash used in investing activities	(384,675)	(147,530)	(240,851)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Eurobond issuance	309,619	—	—
Commercial paper - net	(191,492)	153,134	116,085
Proceeds from exercise of common stock options	39,193	19,201	5,177
Dividends paid	(23,317)	(24,027)	(27,821)
Purchase of common stock, net of put warrant premiums	(2,854)	(247,670)	(281,167)
Net cash provided by (used in) financing activities	131,149	(99,362)	(187,726)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	4,928	(3,625)	(431)
NET CHANGE IN CASH AND CASH EQUIVALENTS	80,615	17,448	(128,047)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	47,020	29,572	157,619
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 127,635	$ 47,020	$ 29,572

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTE 1: Significant Accounting Policies

Nature of Operations
Liz Claiborne Inc. is engaged primarily in the design and marketing of a broad range of apparel, accessories and fragrances.

Principles of Consolidation
The consolidated financial statements include the accounts of Liz Claiborne Inc. and its wholly-owned and majority-owned subsidiaries (the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The fair value of cash and cash equivalents and receivables approximates their carrying value due to their short-term maturities. The fair value of long-term debt instruments approximates the carrying value and is estimated based on the current rates offered to the Company for debt of similar maturities.

Cash and Cash Equivalents
All highly liquid investments with an original maturity of three months or less at the date of purchase are classified as cash equivalents.

Marketable Securities
Investments are stated at market. The estimated fair value of the marketable securities is based on quoted prices in an active market. Gains and losses on investment transactions are determined using the specific identification method and are recognized in income based on settlement dates. Unrealized gains and losses are included in accumulated other comprehensive income (loss) until realized. Dividends on equity securities are recorded in income based on payment dates. Interest is recognized when earned. All marketable securities are available-for-sale investments.

Accounts Receivable - Trade, Net
In the normal course of business, the Company extends credit to customers, which satisfy pre-defined credit criteria. Accounts Receivable - Trade, Net, as shown on the Consolidated Balance Sheets, is net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historic trends and an evaluation of the impact of economic conditions. An allowance for discounts is based on those discounts relating to open invoices where trade discounts have been extended to customers. Costs associated with potential returns of unsaleable products as well as allowable customer markdowns and operational charge backs, net of historical recoveries, are included as a reduction to net sales and are part of the provision for allowances included in Accounts Receivable - Trade, Net. These provisions result from divisional seasonal negotiations as well as historic deduction trends net of historic recoveries and the evaluation of current market conditions.

Inventories
Inventories are stated at lower of cost (using the first-in, first-out method) or market. The Company continually evaluates the composition of its inventories assessing slow-turning ongoing product as well as prior seasons fashion product. Market value of distressed inventory is valued based on historical sales trends for this category of inventory of our individual product lines, the impact of market trends and economic conditions, and the value of current orders in house relating to the future sales of this type of inventory.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization. Buildings and building improvements are depreciated using the straight-line method over their estimated useful lives of 20 to 39 years. Machinery and equipment and furniture and fixtures are depreciated using the straight-line method over their estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful lives of the assets.

Goodwill and Intangibles

Goodwill and intangibles consist principally of goodwill, which is amortized using the straight-line method over a period of 20 to 25 years. Goodwill was $404.7 million, net of accumulated amortization of $29.1 million as of December 29, 2001. As of December 30, 2000, goodwill was $220.7 million, net of accumulated amortization of $12.7 million. Also included are trademarks that are owned or licensed. Trademarks that are owned are amortized using the straight-line method over a period of 20 to 25 years. Trademarks that are licensed are amortized over the individual terms of the respective license agreements, which range from 5 to 15 years. Intangibles amounted to $50.4 million in 2001 and $55.5 million in 2000, net of accumulated amortization of $11.5 million as of December 29, 2001 and $6.5 million as of December 30, 2000.

The recoverability of the carrying values of all long-lived assets is evaluated periodically based on a review of forecasted operating cash flows and the profitability of the related business. For the three-year period ended December 29, 2001, there were no material adjustments to the carrying values of all long-lived assets resulting from these evaluations.

Accrued Expenses

Accrued expenses for employee insurance, workers' compensation, profit sharing, contracted advertising, professional fees, and other outstanding Company obligations are assessed based on trends, open contractual obligations, and estimates based on projections and current requirements.

Foreign Currency Translation

Assets and liabilities of non-U.S. subsidiaries have been translated at year-end exchange rates. Revenues and expenses have been translated at average rates of exchange in effect during the year. Resulting translation adjustments have been included in accumulated other comprehensive income (loss). Gains and losses on translation of intercompany loans with foreign subsidiaries of a long-term investment nature are also included in this component of stockholders' equity.

Foreign Exchange Forward Contracts

The Company enters into foreign exchange forward contracts to hedge transactions denominated in foreign currencies for periods of less than one year and to hedge expected payment of intercompany transactions with its non-U.S. subsidiaries. Gains and losses on contracts which hedge specific foreign currency denominated commitments are recognized in the period in which the transaction is complete and are accounted for as part of the underlying transaction. Transaction gains and losses included in income were not significant in 2001, 2000 and 1999.

Revenue Recognition

Revenue within our wholesale operations is recognized at the time when merchandise is shipped from the Company's distribution centers, or if shipped direct from contractor to customer, when title passes. Wholesale revenue is net of returns, discounts and allowances. Retail store revenues are recognized at the time of sale. Retail revenues are net of returns. Returns, discounts and allowances are recognized when the related revenues are recognized.

Advertising and Promotion

All costs associated with advertising and promoting products are expensed during the periods when the advertising takes place. Costs associated with cooperative advertising programs, under which the Company, at its discretion, agrees to share costs under negotiated contracts, of customers' advertising and promotional expenditures, are expensed when the related revenues are recognized. Advertising and promotion expenses were $115.2 million in 2001, $116.9 million in 2000 and $104.3 million in 1999.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to December 31. The 2001, 2000 and 1999 fiscal years each reflected a 52-week period.

Stock Dividend

On December 19, 2001, the Board of Directors authorized a two-for-one stock split of the Company's common stock, payable in the form of a stock dividend to stockholders of record as of the close of business on December 31, 2001. The 100% stock dividend was paid on January 16, 2002. All share data and earnings per share amounts presented have been restated to reflect this stock dividend.

Prior Years' Reclassification

Certain items previously reported in specific captions in the accompanying financial statements and notes have been reclassified to conform with the current year's classifications.

NOTE 2: Aquisitions

On May 23, 2001, the Company completed the purchase of 100 percent of the equity interest of Mexx Group B.V. ("Mexx"), a privately held fashion apparel company incorporated and existing under the laws of the Netherlands, for a purchase price of approximately 295 million Euros (or $255.1 million based on the exchange rate in effect on such date), in cash at closing (including the assumption of debt), plus an earnout designed to equal 28% of future implied equity value, payable at either party's option with respect to the year ended 2003, 2004 or 2005. Mexx designs and markets a wide range of merchandise for women, men and children under the Mexx brand name. Mexx products are sold via wholesale and retail formats in more than 40 countries in Europe, the Asia-Pacific region, Canada and the Middle East. The acquisition of Mexx, included in operating results from the acquisition date, was accounted for using the purchase method of accounting. The excess purchase price over fair market value of the underlying net assets acquired was $199.7 million. The purchase price includes an adjustment for estimated transaction fees associated with the acquisition and the estimated expenses associated with the closure of certain under-performing retail stores as well as the elimination of certain other duplicate support functions within the Mexx enterprise, which were decided prior to the consummation of the transaction. The aggregate of the above items amounts to $32.6 million. Goodwill is being amortized on a straight-line basis over 20 years. The fair market value of assets acquired was $179.2 million and liabilities assumed were $91.2 million.

The following unaudited pro forma information assumes the Mexx acquisition had occurred on January 2, 2000. The pro forma information, as presented below, is not indicative of the results that would have been obtained had the transaction occurred on January 2, 2000, nor is it indicative of the Company's future results.

	FISCAL YEAR ENDED	
Dollars in thousands except per common share data	December 29, 2001	December 30, 2000
Net sales	$ 3,591,273	$ 3,456,863
Net income	180,297	177,063
Basic earnings per share	$ 1.73	$ 1.66
Diluted earnings per share	$ 1.72	$ 1.65

The above amounts reflect adjustments for interest expense from additional borrowings necessary to finance the acquisition, amortization of goodwill, and income tax effect based upon a pro forma effective tax rate of 36%. The unaudited pro forma information gives effect only to adjustments described above and does not reflect management's estimate of any anticipated cost savings or other benefits as a result of the acquisition.

On July 26, 2000, the Company completed the purchase of the majority of the assets of the Monet Group ("Monet") for a total purchase price of $40.2 million. Monet is a leading designer and marketer of branded fashion jewelry sold through department stores, popular priced merchandisers and internationally under the Monet, Monet Pearl, Monet Signature, Monet2, Trifari and Marvella brands. Excess purchase price over fair market value of the underlying net assets was allocated to goodwill and property based on estimates of fair values. Goodwill is being amortized on a straight-line basis over 20 years. The fair value of assets acquired was $46.4 million and liabilities assumed were $16.0 million. Annual net sales of Monet in 1999 were approximately $96 million. Unaudited pro forma information related to this acquisition is not included, as the impact of this transaction is not material to the consolidated results of the Company.

On November 2, 1999, the Company completed the purchase of the entire equity interest of Podell Industries, Inc., whose core business consists of the Laundry by Shelli Segal apparel line ("Laundry"). Laundry is marketed primarily to select department and specialty stores. The acquisition was accounted for using the purchase method of accounting. The total purchase price of Laundry, including the repayment of indebtedness, was approximately $44.7 million. The excess purchase price over the fair market value of the underlying net assets was allocated to goodwill and property based on estimates of fair values. The estimated fair value of assets acquired was $6.5 million, and estimated liabilities assumed were $5.3 million. Goodwill is being amortized on a straight-line basis over 20 years. Annual net sales of Laundry in 1998 were approximately $76 million. Unaudited pro forma information related to this acquisition is not included, as the impact of this transaction is not material to the consolidated results of the Company.

On June 8, 1999, the Company completed the purchase of 85.0 percent of the equity interest of Lucky Brand Dungarees, Inc., whose core business consists of the Lucky Brand line of women's and men's denim-based sportswear. The acquisition was accounted for using the purchase method of accounting. The total purchase price consisted of a cash payment made at the closing date of approximately $85 million, and a payment to be made on March 31, 2003 of at least $15 million, which may be increased to a maximum of $45 million based on the achievement of certain earnings targets. An additional payment of $12.7 million was made in 2000 for tax-related purchase price adjustments. The excess purchase price over the fair market value of the underlying net assets of $8.1 million was allocated to goodwill and property based on estimates of fair values. The estimated fair value of assets acquired was $16.1 million and estimated liabilities assumed was $8.0 million. Goodwill is being amortized on a straight-line basis over 25 years. After a 5-year period, the

Company may be required to purchase the remaining equity interest at an amount equal to its then fair market value, or elect to purchase the remaining equity interest at its then fair market value, or under certain circumstances at a 20% premium on such value. Annual net sales of Lucky Brand Dungarees, Inc. in 1998 were approximately $60 million. Unaudited pro forma information related to this acquisition is not included, as the impact of this transaction is not material to the consolidated results of the Company.

On February 12, 1999, the Company completed the purchase of 84.5 percent of the equity interest of Segrets, Inc., whose core business consists of the Sigrid Olsen women's apparel lines. In the fourth quarter of 1999, the Company purchased an approximately 3.0 percent additional equity interest. In November 2000, the Company increased its equity interest to 97.5 percent. The acquisition was accounted for using the purchase method of accounting. The excess purchase price over the fair market value of the underlying net assets of $13.1 million was allocated to goodwill and property based on estimates of fair values. Goodwill is being amortized on a straight-line basis over 25 years. The total amount of funds required to acquire the interest and refinance certain indebtedness was approximately $56 million. The fair value of assets acquired was $23.3 million and liabilities assumed was $10.2 million. After a 5-year period, the Company may elect to, or be required to, purchase the remaining equity interest at an amount equal to its then fair market value. Annual net sales of Segrets, Inc. in 1998 were approximately $60 million. Unaudited pro forma information related to this acquisition is not included, as the impact of this transaction is not material to the consolidated results of the Company.

NOTE 3: Licensing Commitments

In August 1999, March 2000 and April 2000, the Company consummated exclusive license agreements (with certain territorial restrictions) with Kenneth Cole Productions, Inc. to manufacture, design, market and distribute women's apparel products under the trademarks "Kenneth Cole New York," "Reaction Kenneth Cole" and "Unlisted.com" (the "Kenneth Cole Marks"). Under the agreements, the Company is obligated to pay a royalty equal to a percentage of net sales of products bearing the Kenneth Cole Marks. The initial term of the license agreements run through December 31, 2004 with an option to renew for three additional 5-year periods if certain sales thresholds are met.

In February 2000, the Company consummated an exclusive license agreement with Leslie Fay Marketing, Inc. ("Leslie Fay"), a subsidiary of Leslie Fay Company, Inc. to design, manufacture, market, distribute and sell dresses under the Liz Claiborne Dresses and Elisabeth Dresses labels. Not included in the agreement are dresses sold as part of the Liz Claiborne Collection, Lizsport, Lizwear, Liz & Co. and Elisabeth sportswear lines. Under the agreements Leslie Fay is obligated to pay a royalty equal to a percentage of net sales of the Company's products. The initial term of the license agreement runs through February 28, 2005, with an option to renew for two additional 5-year terms if certain sales thresholds are met by the licensee.

In July 1998, the Company consummated an exclusive license agreement with Candie's, Inc. to manufacture, market, distribute and sell a line of fragrances for men and women using the "Candie's" marks and logos. Under the agreement, the Company is obligated to pay a royalty equal to a percentage of net sales of the "CANDIE'S®" products. The initial term of the license agreement runs through December 31, 2013, with an option to renew for an additional 10-year period if certain sales thresholds are met.

In January 1998, the Company consummated an exclusive license agreement (with certain territorial restrictions) with an affiliate of Donna Karan International, Inc. to design, produce, market and sell men's and women's sportswear, jeanswear and activewear products under the "DKNY® Jeans" and "DKNY® Active" marks and logos. Under the agreement, the Company is obligated to pay a royalty equal to a percentage of net sales of the "DKNY® Jeans" and "DKNY® Active" products. The initial term of the license agreement runs through December 31, 2012, with an option to renew for an additional 15-year period, if certain sales thresholds are met. Subject to the terms of the license agreement, aggregate minimum royalties for the initial 15 year term total $152 million. In December 1999, the Company consummated an additional exclusive license agreement (with certain territorial restrictions) with an affiliate of Donna Karan International, Inc. to design, produce, market and sell a new line of career and casual sportswear for the "better" market under the trademark CITY DKNY®. Under the agreement, the Company is obligated to pay a royalty equal to a percentage of net sales of the licensed products. The initial term of the license agreement runs through December 31, 2005, with an option to renew for two additional 5-year periods if certain sales thresholds are met.

Certain of the above licenses are subject to minimum guarantees deemed not material.

NOTE 4: Marketable Securities

In August 1999, the Company, in conjunction with the consummation of a license agreement with Kenneth Cole Productions, Inc. (see Note 3 of Notes to Consolidated Financial Statements), purchased one million shares of Kenneth Cole Productions, Inc. Class A stock at a price of $29 per share. In March 2000, a three-for-two stock split increased the number of shares owned by the Company to 1.5 million shares. This amount, $29 million, was recorded at cost as a component of other current assets as of December 30, 2000. Certain restrictions applicable to the Company's stock ownership expired on August 24, 2001. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115,

"Accounting for Certain Investments in Debt and Equity Securities," as of December 29, 2001, the investment was recorded as an available-for-sale marketable security at fair market value with unrealized losses net of taxes reported as a component of accumulated other comprehensive loss.

The following is a summary of available-for-sale marketable securities at December 29, 2001 and December 30, 2000:

		GROSS UNREALIZED		
December 29, 2001 (in thousands)	Cost	Gains	Losses	Estimated Fair Value
Equity securities	$ 29,000	$ —	$ 2,705	$ 26,295
Other holdings	8,599	—	1,901	6,698
Total	$ 37,599	$ —	$ 4,606	$ 32,993

		GROSS UNREALIZED		
December 30, 2000 (in thousands)	Cost	Gains	Losses	Estimated Fair Value
Other holdings	$ 8,516	$ —	$ 906	$ 7,610
Total	$ 8,516	$ —	$ 906	$ 7,610

For 2001, 2000 and 1999, gross realized gains on sales of available-for-sale securities totaled $0, $10,044,000 and $1,793,000, respectively.

NOTE 5: Inventories

Inventories are summarized as follows:

In thousands	December 29, 2001	December 30, 2000
Raw materials	$ 29,649	$ 21,181
Work in process	7,061	6,233
Finished goods	451,213	452,431
	$ 487,923	$ 479,845

NOTE 6: Property and Equipment

Property and equipment consisted of the following:

In thousands	December 29, 2001	December 30, 2000
Land and buildings	$ 144,299	$ 133,342
Machinery and equipment	215,747	267,004
Furniture and fixtures	185,741	74,794
Leasehold improvements	198,446	165,827
	744,233	640,967
Less: Accumulated depreciation and amortization	392,232	343,543
	$ 352,001	$ 297,424

Depreciation and amortization expense of property and equipment was $61.9 million, $51.7 million and $45.5 million for fiscal years 2001, 2000 and 1999, respectively.

NOTE 7: Accrued Expenses

Accrued expenses consisted of the following:

In thousands	December 29, 2001	December 30, 2000
Payroll and bonuses	$ 37,406	$ 29,539
Taxes, other than taxes on income	17,865	16,009
Employee benefits	31,396	23,982
Advertising	14,790	15,505
Restructuring reserve	15,748	19,438
Other	82,567	46,807
	$ 199,772	$ 151,280

NOTE 8: Income Taxes

The provisions for income taxes are as follows:

In thousands	FISCAL YEAR ENDED December 29, 2001	December 30, 2000	January 1, 2000
Current:			
Federal	$ 89,237	$ 78,396	$ 81,512
Foreign	10,131	5,708	2,717
State & local	10,800	10,750	10,400
	$ 110,168	$ 94,854	$ 94,629
Deferred:			
Federal	$ 10,899	$ 7,974	$ 13,005
Foreign	(14,155)	158	117
State & local	1,120	849	1,393
	$ 108,032	$ 103,835	$ 109,144

Liz Claiborne, Inc. and its U.S. subsidiaries file a consolidated federal income tax return. Deferred income tax benefits and deferred income taxes represent the tax effects of revenues, costs and expenses which are recognized for tax purposes in different periods from those used for financial statement purposes. The current income tax provisions exclude $4,511,000 in 2001, $3,551,000 in 2000 and $1,031,000 in 1999 arising from the exercise of nonqualified stock options. These amounts have been credited to capital in excess of par value. In addition, the current tax provision does not reflect the deferred tax liability from our acquisition of Mexx of approximately $475,000 and the valuation allowance against the net operating loss carryforwards acquired as part of the acquisition of Mexx.

The effective income tax rate differs from the statutory federal income tax rate as follows:

	FISCAL YEAR ENDED December 29, 2001	December 30, 2000	January 1, 2000
Federal tax provision at statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	2.3	2.4	2.2
Other-net	(1.3)	(1.4)	(1.0)
	36.0%	36.0%	36.2%

The components of net deferred taxes arising from temporary differences as of December 29, 2001 and December 30, 2000 are as follows:

	DECEMBER 29, 2001		DECEMBER 30, 2000	
In thousands	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Inventory valuation	$ 10,236	$ —	$ 12,524	$ —
Unremitted earnings from foreign subsidiaries	—	16,419	—	16,419
Restructuring charge	10,593	—	9,958	—
Deferred compensation	—	10,207	—	9,405
Nondeductible accruals	14,867	—	7,734	—
Unrealized investment losses (gains)	2,624	—	(326)	—
Net operating loss carryforwards	13,286	—	—	—
Valuation allowance	(5,829)	—	—	—
Depreciation	2,582	—	—	(432)
Other-net	(10,973)	10,688	(2,192)	5,627
	$ 37,386	$ 37,314	$ 27,698	$ 31,019

As of December 29, 2001, Mexx had net operating loss carryforwards of approximately $13,286,000 that begin to expire in 2005 available to reduce future foreign taxable income. A deferred tax asset has been established, however, a valuation allowance of $5,829,000 has reduced the deferred tax assets because it is more likely than not that certain of these assets will not be used to reduce future tax payments. Management believes that the deferred tax benefits will be fully realized through future taxable income and reversals of deferred tax liabilities.

The Company has provided Federal income taxes on unremitted earnings from its international subsidiaries that may be remitted back to the United States. Federal income taxes were not provided on unremitted earnings expected to be permanently reinvested internationally of approximately $4,000,000.

NOTE 9: Commitments, Contingencies and Other Matters

The Company leases office, showroom, warehouse/distribution and retail space and computers and other equipment under various noncancelable operating lease agreements which expire through 2023. Rental expense for 2001, 2000 and 1999 was approximately $100,748,000, $71,523,000 and $67,113,000, respectively. The above rental expense amounts exclude associated costs such as real estate taxes and common area maintenance.

At December 29, 2001, the minimum aggregate rental commitments are as follows:

	IN THOUSANDS		IN THOUSANDS
Fiscal Year	Operating Leases	Fiscal Year	Operating Leases
2002	$ 97,569	2005	$ 73,321
2003	90,904	2006	63,437
2004	82,270	Thereafter	296,780

Certain rental commitments have renewal options extending through the fiscal year 2031. Some of these renewals are subject to adjustments in future periods. Many of the leases call for additional charges, some of which are based upon various escalations, and, in the case of retail leases, the gross sales of the individual stores above base levels.

At December 29, 2001 and December 30, 2000, the Company had entered into short-term commitments for the purchase of raw materials and for the production of finished goods totaling approximately $506,328,000 and $526,151,000, respectively.

In the normal course of business, the Company extends credit, on open account, to its retail customers, after a credit analysis is performed based on a number of financial and other criteria. In the past, a number of corporate groups which include certain of the Company's largest department store customers were involved in highly leveraged financial transactions and certain of these customers filed for protection under Chapter 11 of the Federal Bankruptcy Code. Subsequently, certain customers have emerged from protection under Chapter 11. Three corporate groups of department store customers accounted for 17%, 13% and 11%, respectively, of wholesale net sales in 2001, 18%, 14% and 16%, respectively, of wholesale net sales in 2000 and 17%, 16%, and 15%, respectively, of wholesale net sales in 1999. The Company does not believe that this concentration of sales and credit risk represents a material risk of loss with respect to its financial position as of December 29, 2001.

At December 29, 2001, approximately 14% of the Company's work force was covered by collective bargaining agreements. One of these agreements currently in effect expires in May 2005; all other agreements currently in effect will expire in May 2003. The Company considers its relations with its employees to be satisfactory and to date has not experienced any interruption of operations due to labor disputes.

On May 22, 2001, the Company entered into an off-balance sheet arrangement (synthetic lease) to acquire and construct various land, building equipment and real property improvements associated with warehouse and distribution facilities in Ohio and Rhode Island. The lease terms are each five years, with up to four renewal periods of five years each with the consent of the lessor. The operating lease arrangements are with a lessor who through a limited partnership has contributed equity in excess of $3^1/_2$% of the total value of the estimated aggregate cost to complete these facilities, which is expected to be approximately $65 million. The leases include guarantees by the Company for a substantial portion of the financing and options to purchase the facilities at original cost. The Company selected this financing arrangement to take advantage of the favorable financing rates that it offered. The lessor financed the acquisition of the facilities through equity funded by third-party financial institutions. The third-party financial institutions who hold the equity are partners of the lessor. The Company's transactions with the lessor are limited to the operating lease agreements and the associated rent expense that will be included in Selling, General and Administrative Expense in the Consolidated Statements of Income. The Company has not entered into any other off-balance sheet arrangements other than normal operating leases.

The Company is a party to several pending legal proceedings and claims. Although the outcome of such actions cannot be determined with certainty, management is of the opinion that the final outcome should not have a material adverse effect on the Company's results of operations or financial position (see Note 23 of Notes to Consolidated Financial Statements).

NOTE 10: Debt and Lines of Credit

On May 22, 2001, the Company entered into a 350 million Euro (or $302.9 million based on the exchange rate in effect on such date) 180-day unsecured credit facility (the "Bridge Loan") from Citicorp North America, Inc. and Chase Manhattan Bank. The Bridge Loan has two borrowing options, an "Alternative Base Rate" option and a Eurodollar rate option, each as defined in the Bridge Loan. The proceeds of the Bridge Loan were primarily used to finance the Company's acquisition of Mexx on May 23, 2001 (see Note 2 of Notes to Consolidated Financial Statements).

On August 7, 2001, the Company issued 350 million Euros (or $307.2 million based on the exchange rate in effect on such date), of 6.625% notes due in 2006 (the "Eurobonds"). The Eurobonds are listed on the Luxembourg Stock Exchange and received a credit rating of BBB from Standard & Poor's and Baa2 from Moody's Investor Services. The net proceeds of the issuance were primarily used to repay the outstanding balance of the Bridge Loan, which expired on November 16, 2001.

On November 15, 2001, the Company received a $500 million 364-day unsecured financing commitment under a bank revolving credit facility, replacing the expiring $500 million, 364-day unsecured credit facility. This bank facility, as well as the Company's $250 million bank facility that matures in November 2003 (collectively, the "Agreement") may be either drawn upon or used as a liquidity facility to support the issuance of A2/P2 rated commercial paper. Repayment of the 364-day facility can be extended for one year after the maturity date. The Agreement has two borrowing options, an "Alternative Base Rate" option, as defined in the Agreement, and a Eurodollar rate option with a spread based on the Company's long-term credit rating.

The Agreement contains certain customary covenants, including financial covenants requiring the Company to maintain specified debt leverage and fixed charge coverage ratios, and covenants restricting the Company's ability to, among other things, incur indebtedness, grant liens, make investments and acquisitions, and sell assets. The Company believes it is in compliance with such covenants.

The Agreement may be directly drawn upon, or used, to support the Company's $750 million commercial paper program, which is used from time to time to fund working capital and other general corporate requirements. At December 29, 2001, approximately $77.7 million was outstanding under the commercial paper program, with a weighted average interest rate of 3.1%. The carrying amount of the Company's borrowings under the commercial paper program approximate fair value because the interest rates are based on floating rates, which are determined by prevailing market rates. The commercial paper is classified as long-term debt as of December 29, 2001 as it is the Company's intent and ability to refinance such obligations on a long-term basis.

As of December 29, 2001, the Company had lines of credit aggregating $410 million, which were primarily available to cover trade letters of credit. At December 29, 2001 and December 30, 2000, the Company had letters of credit of $228 million and $271 million, respectively. These letters of credit, which have terms ranging from one to ten months, primarily collateralize the Company's obligations to third parties for the purchase of inventory. The fair value of these letters of credit approximates contract values.

NOTE 11: Derivative Instruments and Foreign Currency Risk Management Programs

As of December 31, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133," which require that every derivative instrument (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings in either income (loss) from continuing operations or accumulated other comprehensive income (loss), depending on the timing and designated purpose of the derivative. The impact on the Company's financial condition, results of operations and cash flows, upon the adoption of these pronouncements, was immaterial.

The Company uses foreign currency forward contracts and collars for the specific purpose of hedging the exposure to variability in expected future cash flows associated with inventory purchases and sales collections from transactions associated primarily with our Canadian and European entities. These instruments are designated as cash flow hedges and, in accordance with SFAS Nos. 133 and 138, any unrealized gains or losses are included in accumulated other comprehensive income (loss), net of related tax effects, with the corresponding asset or liability recorded in the balance sheet. The ineffective portion of the cash flow hedge, if any, is recognized in current-period earnings. Other comprehensive income (loss) is reclassified to current-period earnings when the hedged transaction affects earnings. At December 29, 2001, the Company had entered into foreign currency collars with an net notional amount of $55 million with maturity dates in May 2002 and August 2002.

Occasionally, the Company purchases short-term foreign currency contracts and options outside of the cash flow hedging program to neutralize month-end balance sheet exposures. These derivative instruments do not qualify as cash flow hedges under SFAS Nos. 133 and 138 and are recorded at fair value with all gains or losses, which have not been significant, recognized in current period earnings immediately.

As of December 29, 2001, the Company had forward contracts maturing through April 2002 to sell 7.0 million Canadian dollars, 0.5 million British pounds sterling, and 32.5 million European Euros. The aggregate U.S. dollar value of the foreign exchange contracts was approximately $34.6 million at year end 2001, as compared with approximately $12.6 million at year end 2000. Unrealized gains and losses for outstanding foreign exchange forward contracts were not material at December 29, 2001 and December 30, 2000.

NOTE 12: Restructuring Charges

In December 2001, the Company recorded a net restructuring charge of $15.1 million (pretax), representing a charge of $19.0 million, which consisted of approximately $4.6 million for the closure of seven Specialty Retail stores, due to a shift to a vertical format for one of our brands which requires positioning in different locations and the elimination of our large "world" store concept, and five Outlet stores, due to the elimination of two of our branded store formats; $3.5 million for the closure of four of our division offices; $3.3 million associated with the strategic closure of two specific facilities; and $7.6 million in severance related costs associated with the elimination of approximately 600 jobs, offset by the $3.9 million deemed no longer necessary of the Company's previous restructuring liability originally recorded in December 2000. The remaining balance of the restructuring liability as of December 29, 2001 was $15.7 million. The Company expects that these activities will be substantially complete by December 2002.

In September 2000, the Company recorded a net restructuring charge of $5.4 million (pretax), representing a charge of $6.5 million, principally to cover the closure of eight under-performing Specialty Retail stores in formats that no longer fit into our retail strategy, the closure of one of our recently acquired divisional offices, and severance related costs, offset by the $1.1 million deemed no longer necessary of the Company's previous restructuring liability originally recorded in December 1998.

In December 2000, the Company recorded a restructuring charge of $15.6 million (pretax) to further maximize business segment synergies. This charge consisted of $10.6 million for operating and administrative costs associated with the elimination of nearly 270 jobs and $5.0 million for real estate consolidations. Significant items included in the charge are estimated contract termination costs, severance and related benefits for staff reductions, estimated occupancy costs and asset writedowns. Asset writedowns of $2.4 million consist principally of showrooms and administrative offices deemed no longer necessary in our Wholesale Apparel segment. These restructuring activities are substantially complete as of December 29, 2001. The fiscal 2000 restructuring charges reduced net income by $13.5 million, or $0.13 per common share.

During the 1999 fiscal year, $2.7 million of the Company's previous restructuring liability originally recorded in December 1998 was deemed to be no longer necessary. This amount was taken as a reduction to the restructuring charge through earnings and was offset with a restructuring reserve of an equal amount to recognize the anticipated exit cost associated with the closure of seven additional under-performing retail stores.

A summary of the changes in the restructuring reserves is as follows:

In millions	Store Closure Costs	Operating and Administrative Exit Costs	Estimated Occupancy Costs and Asset Write Downs	Total
ORIGINAL RESERVE	$ 14.4	$ 12.6	$ —	$ 27.0
1999 spending	(11.2)	(10.7)	—	(21.9)
1999 reserve reduction	(0.8)	(1.9)	—	(2.7)
1999 exit costs charge	2.7	—	—	2.7
BALANCE AT JANUARY 1, 2000	$ 5.1	$ —	$ —	$ 5.1
2000 reserve	5.4	11.8	5.0	22.2
2000 spending	(3.9)	(0.4)	(2.4)	(6.7)
2000 reserve reduction	(1.1)	—	—	(1.1)
BALANCE AT DECEMBER 30, 2000	$ 5.5	$ 11.4	$ 2.6	$ 19.5
2001 reserve	4.6	7.6	6.8	19.0
2001 spending	(2.1)	(9.7)	(7.1)	(18.9)
2001 reserve reduction	(2.4)	(1.5)	—	(3.9)
BALANCE AT DECEMBER 29, 2001	$ 5.6	$ 7.8	$ 2.3	$ 15.7

NOTE 13: Other (Expense) Income - Net

Other (expense) income - net consists of the following:

	FISCAL YEAR ENDED		
In thousands	December 29, 2001	December 30, 2000	January 1, 2000
Investment gain	$ —	$ 8,760	$ —
Minority interest	(3,645)	(2,218)	(1,402)
Other	134	116	446
	$ (3,511)	$ 6,658	$ (956)

NOTE 14: Stock Plans

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation plans, which are described below. Accordingly, no compensation cost has been recognized for its fixed stock option grants. Had compensation costs for the Company's stock option grants been determined based on the fair value at the grant dates for awards under these plans in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

	FISCAL YEAR ENDED		
In thousands except for per common share data	December 29, 2001	December 30, 2000	January 1, 2000
NET INCOME:			
As reported	$ 192,057	$ 184,595	$ 192,442
Pro forma	$ 178,721	$ 175,281	$ 185,814
BASIC EARNINGS PER SHARE:			
As reported	$ 1.85	$ 1.73	$ 1.56
Pro forma	$ 1.72	$ 1.64	$ 1.51
DILUTED EARNINGS PER SHARE:			
As reported	$ 1.83	$ 1.72	$ 1.56
Pro forma	$ 1.70	$ 1.63	$ 1.51

For this purpose, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 0.9%, 1.1% and 1.3%, expected volatility of 46%, 40% and 37%, risk free interest rates of 4.4%, 5.0% and 5.3%, and expected lives of five years for all periods.

In March 1992 and March 2000, the Company adopted the "1992 Plan" and "2000 Plan," respectively, under which nonqualified options to acquire shares of common stock may be granted to officers, other key employees and directors selected by the plans' administrative committee ("the committee"). Payment by option holders upon exercise of an option may be made in cash or, with the consent of the committee, by delivering previously acquired shares of Company common stock. Stock appreciation rights may be granted in connection with all or any part of any option granted under the plans, and may also be granted without a grant of a stock option. The grantee of a stock appreciation right has the right, with the consent of the committee, to receive either in cash or in shares of common stock, an amount equal to the appreciation in the fair market value of the covered shares from the date of grant to the date of exercise. Options and rights are exercisable over a period of time designated by the committee and are subject to such other terms and conditions as the committee determines. Vesting schedules will be accelerated upon merger of the Company or the happening of certain other change of control events. Options and rights may not be transferred during the lifetime of a holder.

Awards under the 2000 Plan may also be made in the form of incentive stock options, dividend equivalent rights, restricted stock, unrestricted stock and performance shares. Exercise prices for awards under the 2000 Plan are determined by the committee; to date, all stock options have been granted at an exercise price not less than the quoted market value of the underlying shares on the date of grant.

The 2000 Plan provides for the issuance of up to 10,000,000 shares of common stock with respect to options, stock appreciation rights and other awards granted under the 2000 Plan. At December 29, 2001, there were available for future grant 5,509,984 shares under the 2000 Plan. The 2000 Plan expires in 2010. Upon shareholder approval of the 2000 Plan in May 2000, the Company ceased issuing grants under the 1992 Plan; awards made thereunder prior to its termination remain in effect in accordance with their terms.

Since January 1990, the Company has delivered treasury shares upon the exercise of stock options. The difference between the cost of the treasury shares, on a first-in, first-out basis, and the exercise price of the options has been reflected in retained earnings.

Changes in common shares under option for the three fiscal years in the period ended December 29, 2001 are summarized as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Beginning of year	7,228,550	$ 18.23	5,668,942	$ 17.38	4,681,188	$ 17.73
Granted	3,851,000	22.08	3,762,400	18.47	2,584,400	16.41
Exercised	(2,363,076)	18.20	(1,318,188)	14.57	(438,612)	11.81
Cancelled	(1,131,992)	18.90	(884,604)	19.28	(1,158,034)	18.79
End of year	7,584,482	$ 20.10	7,228,550	$ 18.23	5,668,942	$ 17.38
Exercisable at end of year	1,179,594	$ 18.73	1,711,674	$ 18.46	1,842,690	$ 16.32
Weighted average fair value of options granted during the year		$ 9.49		$ 7.21		$ 6.11

The following table summarizes information about options outstanding at December 29, 2001:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Outstanding at Dec. 29, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable at Dec. 29, 2001	Weighted Average Exercise Price
$ 8.50 – $ 17.50	1,005,354	7.2 years	$ 16.04	270,454	$ 15.37
17.51 – 22.50	6,099,928	8.4 years	20.63	881,190	19.57
22.51 – 35.50	479,200	8.8 years	27.67	27,950	24.76
$ 8.50 – $ 35.50	7,584,482	8.2 years	$ 20.47	1,179,594	$ 18.73

On January 24, 2002, nonqualified options to acquire approximately 3,300,000 shares of common stock were granted to officers and other key employees with an exercise price of $25.94.

In January 2001 and May 2001, the committee authorized the grant of 84,966 shares of restricted stock issued under the 2000 Plan; these shares are subject to restrictions on transfer and risk of forfeiture until earned by continued service and vest as follows: 20% on each of the third, fourth and fifth grant date anniversary, and the remaining 40% on the sixth grant date anniversary, with acceleration of vesting upon the achievement of certain financial and non-financial goals. The unearned compensation is being amortized over a period equal to the anticipated vesting period.

In January 2001, the committee authorized the grant of 1,034,000 shares of common stock to a group of key executives. As of December 29, 2001, 736,000 of these shares remained outstanding. These shares are subject to restrictions on transfer and subject to risk of forfeiture until earned by continued employment. The restrictions expire in January 2007. The expiration of restrictions may be accelerated if the total return on the Company's common stock exceeds that of a predetermined group of competitors or upon the occurrence of certain other events. The unearned compensation is being amortized over a period equal to the anticipated vesting period.

In 1998, the committee granted 733,300 shares of common stock to a group of key executives. As of December 29, 2001, 68,464 of these shares remained outstanding. These shares are subject to restrictions on transfer and subject to risk of forfeiture until earned by continued employment. The restrictions expire on July 6, 2007. Given that the total return on the Company's common stock exceeded that of a predetermined group of competitors for the period of January 1, 1998 through March 1, 2001, the expiration of the restrictions on 80% of such shares was accelerated as of March 1, 2001. During the first quarter of 2001, the Company recorded a charge to operating income of approximately $5 million as compensation expense to reflect such accelerations. The shares that did not vest on an accelerated basis remain restricted; the expiration of restrictions may be accelerated if the total return of the Company's common stock exceeds that of a predetermined group of competitors or upon the occurrence of certain other events. The unearned compensation on such unvested shares is being amortized over a period equal to the anticipated vesting period.

The unearned compensation related to all restricted stock grants as of December 29, 2001, December 30, 2000, and January 1, 1999 is $16,704,000, $7,635,000, and $9,097,000, respectively, and is included in retained earnings.

The Company's outside directors' stock ownership plan provides non-employee directors, as part of their annual retainer, shares of common stock with a value of $15,000 on the first business day of each fiscal year. The shares so issued are nontransferable for a period of three years following the grant date, subject to certain exceptions. In 2001, 63,000 shares of common stock were issued under this plan. This plan also provides each non-employee director a grant of options to purchase 2,000 shares of common stock on the first business day of each fiscal year. Not more than one half of one percent (0.50%) of the shares of common stock outstanding from time to time may be issued under the plan, which will expire in ten years. Additionally, effective July 2000, each non-employee director is entitled to receive on the first business day of each fiscal year a grant of options to purchase 4,000 shares under the 2000 Plan.

NOTE 15: Profit-sharing Retirement, Savings and Deferred Compensation Plans

The Company maintains a qualified defined contribution plan (the "401(k)/Profit Sharing Plan") for eligible U.S. employees of the Company and adopting affiliates, which has two component parts: a cash or deferred arrangement under section 401(k) of the Internal Revenue Code and a profit sharing portion. To be eligible to participate in either portion of the 401(k)/Profit Sharing Plan, employees must be at least age 21 and not covered by a collective bargaining agreement; there are additional eligibility and vesting rules for each of the 401(k)/Profit Sharing Plan components. As of January 1, 2002, full-time employees may begin to make pre-tax contributions and to receive employer matching contributions to the 401(k) portion of the 401(k)/Profit Sharing Plan after six months of employment with the Company, while part-time employees must complete a 12-month period in which they are credited with 1000 hours of service. The 1000-hour rule applies to all eligible employees for purposes of entering the profit sharing portion of the 401(k)/Profit Sharing Plan; in addition, a participant generally must be credited with 1000 hours of service during, and be employed by the Company or one of its affiliates on the last day of, the calendar year to share in the profit sharing contribution for that year.

Company matching contributions vest (i.e., become nonforfeitable) on a schedule of 20% for the first two years of elapsed service with the Company and its affiliates and 20% for each year of service thereafter. Profit sharing contributions, if any, are made annually at the discretion of the Board of Directors, and vest 100% after five years of elapsed service (except for pre-1997 participants who were grandfathered under the previous 2-6 year graded schedule).

Under the 401(k) portion of the 401(k)/Profit Sharing Plan, participants may, subject to applicable IRS limitations, contribute from 1% to 15% of their salaries on a pretax basis; the 401(k)/Profit Sharing Plan provides for automatic enrollment (at a contribution rate of 3%) when an eligible employee first becomes entitled to participate in the 401(k) portion of the 401(k)/Profit Sharing Plan, unless the employee elects otherwise. Participants' pretax contributions are matched at the rate of $.50 for each dollar contributed by the participant that does not exceed 6% of eligible compensation.

The Company's aggregate 401(k)/Profit Sharing Plan contribution expense for 2001, 2000 and 1999, which is included in selling, general and administrative expenses, was $7,731,000, $6,888,000 and $6,515,000, respectively.

The Company has a supplemental retirement plan for certain highly compensated employees whose benefits under the 401(k)/Profit Sharing Plan are expected to be constrained by the operation of certain Internal Revenue Code limitations. The supplemental plan provides a benefit equal to the difference between the contribution that would be made for an executive under the tax-qualified plan absent such limitations and the actual contribution under that plan. The supplemental plan also allows participants to defer up to 15% of their base salary and up to 100% of their annual bonus. Supplemental benefits attributable to participant deferrals are fully vested at all times and the balance of a participant's benefits vests on the same basis as the matching contribution under the 401(k)/Profit Sharing Plan. This supplemental plan is not funded. As of January 1, 2002, the Company established an irrevocable "rabbi" trust to which the Company plans to make contributions to provide a source of funds to assist in meeting its obligations under the plan. The principal of the trust, and earnings thereon, are to be used exclusively for the participants under the plan, subject to the claims of the Company's general creditors. The Company's expenses (recoveries) related to the plan, which are included in selling, general and administrative expenses, were $13,000, ($224,000) and $2,223,000 in 2001, 2000 and 1999, respectively.

The Company has established an unfunded deferred compensation arrangement for a senior executive which accrues over an eight year period as of the first day of each fiscal year beginning in 1996, based on an amount equal to 15% of the sum of the senior executive's base salary and bonus. The accrued amount plus earnings will become fully vested on January 1, 2005, provided the senior executive is the Chairman of the Board and Chief Executive Officer of the Company on such date. This arrangement also provides for the deferral of an amount equal to the portion of the executive's base salary that exceeds $1 million. The deferred amount plus earnings will be fully vested at all times.

NOTE 16: Stockholder Rights Plan

In December 1998, the Company adopted a new Stockholder Rights Plan to replace the then expiring plan originally adopted in December 1988. Under the new Plan, one preferred stock purchase right is attached to each share of common stock outstanding. The rights are nominally exercisable under certain circumstances, to buy 1/100 share of a newly created Series A Junior Participating Preferred Stock for $150. If any person or group (referred to as an "Acquiring Person") becomes the beneficial owner of 15% or more of the Company's common stock (20% or more in the case of certain acquisitions by institutional investors), each right, other than rights held by the Acquiring Person which become void, will become exercisable for common stock having a market value of twice the exercise price of the right. If anyone becomes an Acquiring Person and afterwards the Company or 50% or more of its assets is acquired in a merger, sale or other business combination, each right (other than voided rights) will become exercisable for common stock of the acquirer having a market value of twice the exercise price of the right. The rights, which expire on December 21, 2008 and do not have voting rights, may be amended by the Company's Board of Directors and redeemed by the Company at $0.01 per right at any time before any person or group becomes an Acquiring Person.

NOTE 17: Earnings per Common Share

The following is an analysis of the differences between basic and diluted earnings per common share in accordance with SFAS No. 128 "Earnings per Share."

	FISCAL YEAR ENDED		
In thousands	December 29, 2001	December 30, 2000	January 1, 2000
Net income:	$ 192,057	$ 184,595	$ 192,442
Weighted average common shares outstanding	103,994	106,813	123,047
Effect of dilutive securities:			
Stock options and restricted stock grants	1,057	682	378
Put warrants	—	—	14
Weighted average common shares and common share equivalents	105,051	107,495	123,439

NOTE 18: Consolidated Statements of Cash Flows Supplementary Disclosures

During fiscal 2001, 2000, and 1999, the Company made income tax payments of $83,851,000, $94,742,000, and $89,374,000, respectively. The Company made interest payments of $15,093,000, $20,438,000, and $2,186,000 in 2001, 2000, and 1999, respectively. Other non-cash investing activities in 1999 included a future payment of $15.0 million associated with the Lucky Brand Dungarees, Inc. acquisition and $3.5 million contingent payment for the Laundry acquisition (see Note 2 of Notes to Consolidated Financial Statements).

NOTE 19: Segment Reporting

The Company has three segments: Wholesale Apparel, Wholesale Non-Apparel and Retail. The Wholesale Apparel segment consists of women's and men's apparel designed and marketed under various trademarks owned or licensed by the Company. The Wholesale Non-Apparel segment consists of accessories, jewelry and cosmetics designed and marketed under certain of those and other trademarks. The Retail segment operates specialty retail and outlet stores that sell these apparel and non-apparel products to the public.

The Company evaluates performance and allocates resources based on operating profits or losses. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are recorded at cost. There is no intercompany profit or loss on intersegment sales, however, the wholesale segments are credited with their proportionate share of the operating profit generated by the Retail segment. The profit credited to the wholesale segments from the Retail segment is eliminated in consolidation.

The Company's segments are business units that offer either different products or distribute similar products through different distribution channels. The segments are each managed separately because they either manufacture and distribute distinct products with different production processes or distribute similar products through different distribution channels.

In thousands	Wholesale Apparel	Wholesale Non-Apparel	Retail	Corporate/ Eliminations	Totals
	DECEMBER 29, 2001				
Revenues from external customers	$ 2,345,925	$ 473,562	$ 615,714	$ 13,321	$ 3,448,522
Intercompany sales	190,310	22,518	—	(212,828)	—
Depreciation and amortization expense	70,318	6,795	20,476	3,902	101,491
Segment operating profit (loss)	288,865	46,150	70,263	(73,561)	331,717
Segment assets	1,512,923	166,721	358,677	189,339	2,227,660
Expenditures for long-lived assets	143,941	2,180	126,484	—	272,605

In thousands	Wholesale Apparel	Wholesale Non-Apparel	Retail	Corporate/ Eliminations	Totals
	DECEMBER 30, 2000				
Revenues from external customers	$ 2,203,358	$ 399,710	$ 486,547	$ 14,526	$ 3,104,141
Intercompany sales	170,799	23,252	—	(194,051)	—
Depreciation and amortization expense	57,448	5,497	11,339	2,749	77,033
Segment operating profit (loss)	287,039	33,561	62,786	(79,697)	303,689
Segment assets	1,295,046	161,768	151,575	193,928	1,802,317
Expenditures for long-lived assets	70,762	42,288	16,010	—	129,060

In thousands	Wholesale Apparel	Wholesale Non-Apparel	Retail	Corporate/ Eliminations	Totals
	JANUARY 1, 2000				
Revenues from external customers	$ 2,032,205	$ 320,338	$ 445,212	$ 8,793	$ 2,806,548
Intercompany sales	163,879	20,813	—	(184,692)	—
Depreciation and amortization expense	47,024	4,130	10,608	6,074	67,836
Segment operating profit (loss)	276,732	25,887	55,377	(58,243)	299,753
Segment assets	1,311,090	86,549	121,613	200,121	1,719,373
Expenditures for long-lived assets	243,786	1,615	31,851	—	277,252

In the "Corporate/Eliminations" column of each period presented, the segment assets consists primarily of corporate buildings, machinery and equipment and licenses and trademarks purchased by the Company. The segment operating loss consists primarily of the elimination of the profit transfer from the Retail segment to the wholesale segments, and $15,050,000 and $21,041,000 of restructuring charges in 2001 and 2000, respectively.

	DECEMBER 29, 2001		DECEMBER 30, 2000		JANUARY 1, 2000	
In thousands	Domestic	International	Domestic	International	Domestic	International
Revenues from external customers	$ 3,031,318	$ 417,204	$ 2,984,927	$ 119,214	$ 2,701,272	$ 105,276
Depreciation and amortization expense	87,498	13,993	74,907	2,126	66,771	1,065
Segment operating profit	290,357	41,360	295,276	8,413	294,936	4,817
Segment assets	1,746,660	481,000	1,748,935	53,382	1,662,230	57,143
Expenditures for long-lived assets	44,070	228,535	127,063	1,997	276,171	1,081

A reconciliation to adjust segment assets to consolidated assets follows:

In thousands	December 29, 2001	December 30, 2000	January 1, 2000
Total segment assets	$ 2,227,660	$ 1,802,317	$ 1,719,373
Intercompany receivables	(18,200)	(12,859)	(24,640)
Investments in wholly-owned subsidiaries	(298,128)	(290,869)	(292,249)
Other	39,923	13,570	9,317
Total consolidated assets	$ 1,951,255	$ 1,512,159	$ 1,411,801

NOTE 20: Other Comprehensive Income

Comprehensive income is comprised of net income, the effects of foreign currency translation and changes in unrealized gains and losses on securities.

In thousands	December 29, 2001	December 30, 2000	January 1, 2000
Comprehensive income, net of tax:			
Net income	$ 192,057	$ 184,595	$ 192,442
Foreign currency translation	4,928	(3,625)	(431)
(Losses) on cash flow hedging derivatives	(250)	—	—
Changes in unrealized losses on securities	(2,368)	(768)	(111)
Comprehensive income, net of tax:	$ 194,367	$ 180,202	$ 191,900

The following table contains the components of the adjustment to unrealized (losses) on available for sale securities included in the Consolidated Statements of Retained Earnings, Comprehensive Income and Changes in Capital Accounts.

In thousands	December 29, 2001	December 30, 2000	January 1, 2000
Unrealized (loss) on available for sale securities, net of tax:			
Unrealized holding (loss)	$ (2,368)	$ (1,212)	$ (166)
Reclassification adjustment	—	444	55
Net unrealized (loss)	$ (2,368)	$ (768)	$ (111)

NOTE 21: Recent Accounting Pronouncements

In November 2001, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 01-9 (formerly EITF Issue 00-25), "Accounting for Consideration Given to a Customer or a Reseller of the Vendor's Products." This issue addresses the recognition, measurement and income statement classification of consideration from a vendor to a customer in connection with the customer's purchase or promotion of the vendor's products. This consensus is expected to only impact revenue and expense classifications and not change reported net income. In accordance with the consensus reached, the Company will adopt the required accounting beginning December 30, 2001, the first day of fiscal year 2002. The Company believes that the impact of this required accounting will not have a material impact on the revenue and expense classifications in the Company's Consolidated Statements of Income.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 are to be accounted for using the purchase method and specifies the criteria for the recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives are to no longer be amortized but rather be tested at least annually for impairment. SFAS No. 142 also requires that intangible assets with definite useful lives will continue to be amortized over their respective useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted the provisions of SFAS No. 141 immediately and SFAS No. 142 effective December 30, 2001. The amortization expense of goodwill and intangibles for the twelve months ended December 29, 2001 totaled $21.3 million.

In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement also extends the reporting requirements to report separately as discontinued operations, components of an entity that have either been disposed of or classified as held for sale. The Company has adopted the provisions of SFAS No. 144 effective December 30, 2001 and such adoption did not have a significant effect on its financial statements.

NOTE 22: Related Party Transactions

The law firm, Kramer Levin Naftalis & Frankel LLP, of which Kenneth P. Kopelman (a Director of the Company) is a partner, provided legal services to the Company during 2001, 2000 and 1999. The Company paid legal fees to that firm in the amounts of $872,000, $1.55 million and $1.61 million, respectively, for those services. It is anticipated that such firm will continue to provide such services in 2002.

During fiscal years 2001, 2000 and 1999 the Company and certain of its contractors purchased, in the ordinary course of their business for use in the manufacture of Company products, fabric from certain European textile mills for which Gordon Textiles International, Ltd. ("GTIL") acts as sales agent in the United States. J. James Gordon, a Director of the Company, is the sole shareholder of GTIL. Such fabric purchases during each year aggregated approximately $1.5 million, $3.0 million and $4.0 million, respectively. GTIL received commissions from its client mills, at customary industry rates, in respect to such sales aggregating to $79,000, $150,000 and $207,000, respectively.

During 2001, Liz Claiborne Inc. leased a certain office facility from Amex Property B.V. ("Amex"), a company whose principal owner is Rattan Chadha, President and Chief Executive Officer of Mexx, under a 20 year lease agreement. The space houses the principal headquarters of Mexx in Voorschoten, Netherlands. The rental paid to Amex for the period of May 23, 2001 through December 29, 2001 was 365,000 Euros (or $324,000 based on the average exchange rate in effect during such period).

The transactions between the Company and these related parties were effected on an arm's-length basis, with services provided at fair market value. The Company believes that such transactions were effected on terms no less favorable to the Company than those that would have been realized in transactions with other entities.

NOTE 23: Legal Proceedings

In January 1999, two actions were filed in California naming as defendants more than a dozen United States-based apparel companies that source garments from Saipan (Commonwealth of the Northern Mariana Islands) and a large number of Saipan-based garment factories. The actions assert that the Saipan factories engage in unlawful practices relating to the recruitment and employment of foreign workers and that the apparel companies, by virtue of their alleged relationships with the factories, have violated various federal and state laws. One action, filed in California Superior Court in San Francisco by a union and three public interest groups, alleges unfair competition and false advertising (the "State Court Action"). The State Court Action seeks equitable relief, unspecified amounts for restitution and disgorgement of profits, interest and an award of attorney's fees. The second, filed in Federal Court for the Central District of California and later transferred to the District of Hawaii, and, in Spring 2001, to the United States District Court for the District of the Northern Mariana Islands, is brought on behalf of a purported class consisting of the Saipan factory workers (the "Federal Action"). The Federal Action alleges claims under the civil RICO statute and the Alien Tort Claims Act, premised on supposed violations of the federal anti-peonage and indentured servitude statutes, as well as other violations of Saipan and international law, and seeks equitable relief and unspecified damages, including treble and punitive damages, interest and an award of attorney's fees. A third action, brought in Federal Court in Saipan solely against the garment factory defendants on behalf of a putative class of their workers, alleges violations of federal and Saipanese wage and employment laws. The Company sources products in Saipan but was not named as a defendant in the actions. The Company and certain other apparel companies not named as defendants were advised in writing, however, that they would be added as parties if a consensual resolution of the complaint claims could not be reached. In the wake of that notice, which was accompanied by a draft complaint, the Company entered into settlement negotiations and subsequently entered into an agreement to settle all claims that were or could have been asserted in the Federal or State Court Action. To date, eighteen other apparel companies have also settled these claims. As part of the settlement, the Company has since been named as a defendant, along with certain other settling apparel companies, in a Federal Court action styled Doe I, et al. v. Brylane, L.P. et al. (the "Brylane Action"), initially brought in the United States District Court for the District of Hawaii, that mirror portions of the larger State and Federal Actions but does not include RICO and certain of the other claims alleged in those Actions. The newly filed action against the Company will remain inactive unless the settlement is not finally approved by the Federal Court. The agreements concluded by the Company and other retailers are subject to federal court approval, which has been delayed by virtue of the Hawaii District Court's June 23, 2000 decision to transfer the Federal Action to Saipan. Plaintiffs have petitioned the Ninth Circuit Court of Appeals for a Writ of Mandamus reversing that ruling. On March 22, 2001 the Court of Appeals denied Plaintiff's petition, and the Federal Action and the Brylane Action have been transferred to Saipan. The court in Saipan held a hearing on February 14, 2002 on Plaintiffs' motions to certify the proposed class and to preliminarily approve the settlement, but reserved decisions on both motions. Under the terms of the settlement agreement, if the settlement does not receive final federal court approval, the Company will be entitled to a refund of the entire settlement amount except for funds of up to $10,000 spent on costs of notice. Because the litigation is at a preliminary stage, with virtually no merits discovery having taken place, if the settlement is not executed or is not finally approved by the federal court, we cannot at this juncture determine the likelihood of a favorable or unfavorable outcome or the magnitude of the latter if it were to occur. Although the outcome of any such litigation cannot be determined with certainty, management is of the opinion that the final outcome should not have a material adverse effect on the Company's financial position or results of operations.

NOTE 24: Unaudited Quarterly Results

Unaudited quarterly financial information for 2001 and 2000 is set forth in the table below:

	MARCH		JUNE		SEPTEMBER		DECEMBER	
In thousands except for per common share data	2001	2000	2001	2000	2001	2000	2001	2000
Net sales	$ 826,650	$ 809,459	$ 727,035	$ 661,667	$ 1,008,356	$ 879,025	$ 886,481	$ 753,990
Gross profit	322,862	302,874	308,239	267,754	423,329	350,655	372,820	312,589
Net income	45,500	46,492[1]	32,467	31,452	72,611	67,072[2]	41,479[3]	39,579[4]
Basic earnings per share	$ .44	$ .42[1]	$ .31	$ .29	$ .70	$ .64[2]	$ .40[3]	$ .38[4]
Diluted earnings per share	$ .44	$ .42[1]	$ .31	$ .29	$ .69	$ .63[2]	$ .39[3]	$ .38[4]
Dividends paid per common share	$ .06	$ .06	$ .06	$ .06	$ .06	$ .06	$ .06	$ .06

[1] Includes the after tax effect of a special investment gain of $2,122 ($3,316 pretax) or $.02 per share.

[2] Includes the after tax effect of a special investment gain of $3,484 ($5,444 pretax) or $.03 per share and the after tax effect of a restructuring charge of $3,457 ($5,402 pretax) or $.03 per common share.

[3] Includes the after tax effect of a restructuring charge of $9,632 ($15,050 pretax) or $.09 per share.

[4] Includes the after tax effect of a restructuring charge of $10,009 ($15,639 pretax) or $.10 per share.

Common Stock Data

The Company's common stock trades on the New York Stock Exchange ("NYSE") under the symbol LIZ. The table below sets forth the high and low closing sale prices of the common stock (based on the NYSE composite tape) for the periods indicated.

Year	Calendar Period	High	Low	Year	Calendar Period	High	Low
2001	1st Quarter	$ 25.45	$ 20.88	2000	1st Quarter	$ 23.59	$ 15.63
	2nd Quarter	26.34	21.88		2nd Quarter	23.44	17.47
	3rd Quarter	27.14	18.85		3rd Quarter	22.56	17.72
	4th Quarter	25.84	18.63		3rd Quarter	22.53	17.53

On March 12, 2002, the closing price of the Company's common stock was $28.30. As of March 12, 2002 the approximate number of record holders of common stock was 7,232.

BOARD OF DIRECTORS

Bernard W. Aronson [1,3,4]
Chairman, ACON Investments LLC

Paul R. Charron
Chairman of the Board and Chief Executive Officer

Raul J. Fernandez [2,4]
Chief Executive Officer, Dimension Data, North America

J. James Gordon [2,3]
President, Gordon Textiles International, Ltd.

Nancy J. Karch [1,2,3]
Retired Senior Partner, McKinsey & Co.
Member, The McKinsey Advisory Council

Kenneth P. Kopelman [4]
Partner in the New York City law firm of
Kramer Levin Naftalis & Frankel LLP

Kay Koplovitz [2]
President, Koplovitz & Co.

Arthur C. Martinez [1,3]
Retired Chairman and Chief Executive Officer,
Sears Roebuck and Company

Paul E. Tierney, Jr. [2,4]
Co-Founding Member, Development Capital, LLC

[1] Member, Audit Committee
[2] Member, Compensation Committee
[3] Member, Committee on Directors
[4] Member, Finance and Technology Committee

PRINCIPAL CORPORATE EXECUTIVES

Paul R. Charron
Chairman of the Board and Chief Executive Officer

Angela Ahrendts
Executive Vice President

Elaine H. Goodell
Vice President, Chief Accounting Officer

Lawrence D. McClure
Senior Vice President, Human Resources

Michael Scarpa
Vice President, Chief Financial Officer

Roberta Schuhalter Karp
Senior Vice President, Corporate Affairs
and General Counsel

Albert Shapiro
Senior Vice President, Corporate Marketing

John J. Sullivan
Vice President, Information Technology and
Customer Service, Chief Information Officer

Trudy Sullivan
Executive Vice President

Robert J. Zane
Senior Vice President, Manufacturing, Sourcing,
Distribution and Logistics

GROUP PRESIDENTS

Gail M. Cook
Robert Negron

DIVISIONAL CHIEF EXECUTIVE OFFICERS

Rattan Chadha
Mexx

Gene Montesano
Lucky Brand Dungarees

PRESIDENTS

Edward P. Bucciarelli
Accessories Group

Karen S. Castellano
Claiborne

Louise Collict
Liz Claiborne Canada

Susan Davidson
DKNY® Active
DKNY® Jeans and Juniors

Jorge L. Figueredo
Liz Claiborne International

Barbara J. Friedman
Licensing

Mary Lee Gallagher
Special Sales

Karen Greenberg
Liz Claiborne Collection

Denise Johnston
Crazy Horse and Emma James

Neil Katz
Cosmetics

Helen McCluskey
Special Markets Group

Renee McGovern
Axcess and Villager

Glenn McMahon
Kenneth Cole Women's Sportswear

Karen Murray
Menswear Group

Barry Perlman
Lucky Brand Dungarees

Ninette Ricca
City DKNY®

Patricia Royak
International Alliances

Paula Schneider
Laundry by Shelli Segal

Paul C. Thomasset
Outlet

Fritz D. Winans
Liz Claiborne Casual


liz claiborne inc
Liz Claiborne Inc.
1441 Broadway, New York, NY 10018
www.lizclaiborne.com
© 2002 Liz Claiborne Inc.

SENIOR MANAGEMENT

Theo v.d. Aardweg
Diane Abbate-Fox
David Adams
Adu Advaney
Jeffrey Ansell
Piet Arends
Suveer Arora
Stanley Austin
Kirkor Balci
David Baron
Dina Battipaglia
Donald Baum
Wendy Berloe-Buch
Laura Bjurstrom
Kevin Bollbach
Laura Jean Boniface
Barbara Brazina
Daryl Brown
Lori Buchbinder
Dana Buchman
Ann Bukawyn
Leo Cantagalli
Robert Cardascia
Dennis Carter
Benedetta Casamento
Chris Chan
Pamela Choy
Kristin Clifford
Robert Conrad
Anne Cosini
Steven Crombe
Simon Dallimore
Prakash Damodar
Cheryl Dapolito
Lois Davis
Christiana de Muro
John DeFalco
Elaine Demopoulos
Andrea Diamond
Julie Dimperio
Denise DiNoia
Patricia Dipette
John Doherty
Robin Droescher
Laura Dubin-Wander
Jane Dunning
Steven Duva
Elaine Ercolano
Barbara Fevelo Hood
Maryann Ficarra
Pam Flynn
Sandra Francisco
Gail Garramone
Kenneth Gibney
Joseph Giudice
Nick Gjovik
Shawn Glazier
Edward Goepp
Gail Goldberg
Helene Goldberg
Lydia Gollner
Anne Gorfinkle
Lynda Greenblatt
Elizabeth Selleck Hall
Marc Herskin
Horatio Ho
Suzanne Hochman
Louise Howson
Leonard Jacaruso
Mary Lisa Jacobson
Jason Johnson
Brian Kail
Daniel Kaminsky
Susan Kellogg
Francis Kelly
Lori Keurian
Steffie Kirschner
Aru Kulkarni
Yogi Laijawalla
Ronnie Lemmens
D. Bradley Lenz
Mark Lepine
Dorian Lightbown
Melanie Lyons
Robert Mahan
Joelle Maher
Anliza Mak
Gerard Malmont
George Mangum
Debbie Martin
Rosemary Martinek
Joseph Martorana
Robert McKean
Kathryn McKee Weist
Arun Mehta
Nisa Mellin
Trent Merrill
Carol Miller
Kevin Monogue
Cathy Morales
John Moroz
Nigel Moss
Elizabeth Munoz
Marianne Naberhaus Smith
Maria Odee
Sigrid Olsen
Lori O'Rourke
Hans Ouwendijk
Jill Overlien
Daryl Pereborow
Karen Pirritt
Frank Policastro
Kenneth Pratt
Christine Randall-Zipf
Jane Randel
Tom Reeve
Cheryl Rinbrand
Mary Julia Ripperger
Tony Ronayne
Rosana Rosales Thedford
Gary Ross
Nicholas Rubino
Robert Rumsby
Mark Saltzman
Margaret Schneider Maclay
Alphons Schouten
Andrea Scoli
Cyndi Scorsone
Kerin Seeger
Shelli Segal
Sharyn Segal-Lepkofker
Glenn Shepard
Charles Sherman
Margo Sokol
Olivia Spence
George Spiechowski
David Stiffman
Janice Sullivan
Kenny Thomas
Kimberley Todd
Peter Ullberg
Robert Vill
Peter Vogt
Dionne Walsh
Katherine Wang
Nina Weigner
Susan Wexler
Christine Willacy
Patricia Williamson
Lorenza Wong
Nancy Yao
Carol Zacher
Barry Zelman
Paula Zusi

CORPORATE SECRETARY

Nicholas Rubino

REGISTRAR & TRANSFER AGENT

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
1-866-828-8170

CORPORATE COUNSEL

Kramer Levin
Naftalis & Frankel LLP
919 Third Avenue
New York, New York 10022

CORPORATE AUDITORS

Arthur Andersen LLP
1345 Avenue of the Americas
New York, New York 10105

FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available to stockholders without charge upon written request to Liz Claiborne Inc., Investor Relations Department, One Claiborne Avenue, North Bergen, New Jersey 07047.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 a.m., local time, on Thursday, May 16, 2002 at the offices of Liz Claiborne Inc., One Claiborne Avenue, North Bergen, New Jersey.

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